SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on March 31, 2004 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Unaudited Financial Statements

corresponding to the nine-month period

ended March 31, 2004 and 2003

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Index

Presentation
Unaudited Consolidated Balance Sheet
Unaudited Consolidated Statement of Income
Unaudited Consolidated Statement of Cash Flows
Notes to the Unaudited Consolidated Financial Statements
Unaudited Consolidated Schedules
Unaudited Balance Sheet
Unaudited Statement of Income
Unaudited Statement of Changes in Shareholders’ Equity
Unaudited Statement of Cash Flows
Notes to the Unaudited Financial Statements
Unaudited Schedules
Additional Information to the Notes to the Unaudited Financial Statements required by section 68 of the
Buenos Aires Stock Exchange Regulations
Unaudited Business Highlights
Report of Independent Auditors

Name of the Company:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture and livestock and real-estate

Financial statements for the period ended March 31, 2004 presented in comparative form with the previous year and with the same period of the previous year

Financial period N° 69 started on July 1, 2003

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19,1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 consolidated

CAPITAL STATUS (Note 3 of unaudited basic financial statements)
SHARES
Type of stock	Authorized pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of $1 face value and 1 vote each	149,453,998	149,453,998	149,453,998

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet at March 31, 2004, June 30, 2003 and March 31, 2003

	March 31, 2004 (Notes 1, 2 and 3) Pesos	June 30, 2003 (Notes 1, 2 and 3) Pesos	March 31, 2003 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	10,014,020	16.995,803	6,338,347
Investments (Note 4.b.)	7,555,974	5,459,835	30,317,596
Trade accounts receivable (Note 4.c.)	4,762,201	6,899,952	11,671,649
Other receivables and prepaid expenses (Note 4.d.)	14,541,789	6,231,659	4,265,303
Inventories (Note 4.e.)	36,244,672	22,841,977	31,883,750

Total current assets	73,118,656	58,429,226	84,476,645

Non-current assets
Other receivables and prepaid expenses (Note 4.d.)	75,929	542,193	703,227
Inventories (Note 4.e.)	44,267,100	37,796,987	38,384,887
Investments (Note 4.b.)	213,344,977	202,321,555	208,652,989
Other investments (Note 4.b.)	142,858,179	139,160,243	143,135,657
Fixed assets, net (Schedule A)	152,272,169	148,510,846	127,419,824
Intangible assets (Schedule B)	—	369,637	489,061

Subtotal Non-Current Assets	552,818,374	528,701,461	518,785,645

Goodwill (Note 4.b.)	(20,193,637)	(19,347,598)	(18,605,099)

Total Non-Current Assets	532,624,737	509,353,863	500,180,546

Total Assets	605,743,393	567,783,089	584,657,191

	March 31, 2004 (Notes 1, 2 and 3) Pesos	June 30, 2003 (Notes 1, 2 and 3) Pesos	March 31, 2003 (Notes 1, 2 and 3) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	8,539,549	7,328,279	16,207,864
Loans (Note 4.g.)	3,829,413	1,425,499	7,709,335
Salaries and social security payable (Note 4.h.)	777,580	1,096,627	606,003
Taxes payable (Note 4.i.)	1,337,001	1,887,453	1,133,048
Other debts (Note 4.j.)	1,273,042	3,338,969	5,049,060

Total Debts	15,756,585	15,076,827	30,705,310

Total current liabilities	15,756,585	15,076,827	30,705,310

Non-current liabilities
Taxes payable (Note 4.i.)	26,289,861	22,749,374	24,293,077
Loans (Note 4.g.)	122,125,483	137,951,054	146,852,737

Total non-current liabilities	148,415,344	160,700,428	171,145,814

Total Liabilities	164,171,929	175,777,255	201,851,124

Minority interest	47,619	206,709	254,380

SHAREHOLDERS’EQUITY	441,523,845	391,799,125	382,551,687

Total Liabilities and Shareholders’ Equity	605,743,393	567,783,089	584,657,191

The accompanying notes and schedules are an integral part of these financial statements

Eduardo Sergio Elsztain

            Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Income

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on March 31, 2004 and 2003

	March 31, 2004	March 31, 2003
	(Notes 1, 2 and 3)	(Notes 1, 2 and 3)
	Pesos	Pesos
Sales
Crops	17,099,029	37,905,971
Beef cattle	19,400,403	11,414,198
Milk	2,511,919	1,657,986
Others	725,992	563,042

Total Sales	39,737,343	51,541,197

Cost of sales (Schedule F)
Crops	(6,565,500)	(30,517,923)
Beef cattle	(13,804,649)	(3,132,233)
Milk	(297,729)	(1,051,444)
Others	(960,982)	(953,137)

Total cost of sales	(21,628,860)	(35,654,737)

Gross income	18,108,483	15,886,460

Selling expenses (Schedule H)	(3,140,643)	(3,274,026)
Administrative expenses (Schedule H)	(4,479,079)	(2,849,002)
Net gain on sale of farms	1,668,751	—
Gain from inventory holdings (Schedule F)	1,906,143	12,629,645

Operating income	14,063,655	22,393,077

Financial results (Note 4.k.)
Financial income (loss) generated by assets	12,514,514	(45,000,479)
Financial (loss) income generated by liabilities	(12,225,266)	27,950,843
Other expenses
Gains from others fixed assets sales	310,701	8,234
Donations	(6,200)	(2,199,288)
Others	24	(206,221)
Income from related companies	3,407,044	66,758,213
Management fees (Note 5)	(1,138,846)	(4,887,308)

Income before income tax and minority interest	16,925,626	64,817,071

Income tax expense	(6,835,113)	(7,707,775)
Minority interest	159,091	176,376

Net income for the period	10,249,604	57,285,672

The accompanying notes and schedules are an integral part of these financial statements

Eduardo Sergio Elsztain

        Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Cash Flow

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on March 31, 2004 and 2003

	March 31, 2004	March 31, 2003
	(Notes 1, 2 and 3)	(Notes 1, 2 and 3)
	Pesos	Pesos
Changes in funds
Funds at the beginning of the period	20,930,230	44,339,538
Funds at the end of the period	13,058,010	32,212,929

Net decrease in funds	(7,872,220)	(12,126,609)

Causes of changes in funds
Operations activities
Income for the period	10,249,604	57,285,672
Liabilities interest	8,071,022	5,752,819
Income tax	6,835,113	7,707,775

Adjustments made to reach net funds from operations activities
Results from interest in controlled and related companies	(3,407,044)	(66,758,213)
Minority interest	(159,091)	(176,376)
Increase in allowances and reserves	2,094,519	7,938,353
Amortization and depreciation	2,653,386	2,561,655
Results from inventory holdings	(1,906,143)	(12,629,645)
Financial results	(6,925,644)	6,593,590
Result from sale of fixed assets	(1,979,452)	(8,234)

Changes in operating assets and liabilities
Decrease (increase) in current investments	5,707,778	(827)
Decrease in trade accounts receivable	2,137,751	5,416,760
(Increase) decrease in other receivables	(8,747,089)	2,612,670
(Increase) decrease in inventories	(18,188,094)	9,882,447
Decrease in social securities contributions and taxes payable and advances to customers	(4,181,280)	(10,226,818)
Increase in trade accounts payable	255,597	594,834
Dividends collected	1,146,595	774,157
Decrease in other debs	(3,204,773)	(3,442,566)

Net fund (applied to) provided by operations activities	(9,547,245)	13,878,053

Investment activities
Increase in permanent investments	(1,199,672)	(177,030,885)
Increase in interest in related companies	(8,037,546)	(15,939,018)
Acquisition and upgrading of fixed assets	(8,595,650)	(1,797,601)
Collection of receivables related to the sale of fixed assets	1,008,000	2,525,813
Sale of fixed assets	4,751,439	504,594

Net funds applied to investment activities	(12,073,429)	(191,737,097)

Financing activities
Exercise of Warrant	21,893,975	—
Dividends paid	(1,500,000)	—
Exercise of rights offering on treasury stock	327,437	2,088,363
Increase in financial loans	—	170,059,240
Decrease in financial loans	(5,667,108)	(4,690,456)
Issuance expenses of Convertible Bonds	(1,305,850)	(1,724,712)

Net funds provided by financing activities	13,748,454	165,732,435

Net decrease in funds	(7,872,220)	(12,126,609)

Items not involving changes in funds
Transfer of inventory to fixed assets	221,429	95,337
Repayment of financial loans through issue of stock by exercise of conversion right	18,753,704	560,534

Complementary information
Interest paid	5,667,108	4,647,660
Income tax expense paid	878,475	7,869,318

The accompanying notes and schedules are an integral part of these financial statements

Eduardo Sergio Elsztain

        Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on

March 31, 2004 and 2003

NOTE 1:    BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03 and 441/03 of the Argentine Securities and Exchange Commission, which require that consolidated Financial Statements be presented as established by Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, as amended by Technical Resolution No. 19, the Balance Sheet as of March 31, 2004, June 30, 2003 and March 31, 2003 and the Income Statements and the Statements of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules and discontinuation of adjustment for inflation, respectively (see Note 1.b and 1.c to the unaudited basic financial statements).

The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of March 31, 2004 and 2003 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at March 31, 2003 and June 30, 2003.

These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

NOTE 2:    CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99

Futuros y Opciones.Com S.A.	70.00

NOTE 3:    SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the unaudited basic financial statements.

The most significant valuation criteria used for the preparation of the Financial Statements of the Subsidiary Companies not detailed in the valuation criteria of the Parent Company were as follows:

Intangible Assets – Development expenditures

These expenses include organizational and development costs of the web page incurred until March 31, 2001. These expenses were restated to period-end currency and were depreciated by the straight line method over thirty-six months as from April 1, 2001. For being less than five periods, this depreciation term qualifies under the second option of the transitional rules provided in section 8.2.3. of Technical Resolution No. 17.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated income statement accounts

a.  Cash and banks

	March 31,	June 30,	March 31,
	2004	2003	2003
	Pesos	Pesos	Pesos
Cash	89,712	43,967	104,972
Foreign currency (Schedule G)	50,209	3,239,854	170,847
Patacones currency	37	—	430
Lecop currency	—	—	235
Local currency checking account	1,201,667	645,182	2,686,641
Patacones currency checking account	22	171,891	28,862
Lecop currency checking account	—	62,532	38,380
Foreign currency checking account (Schedule G)	8,628,564	12,370,530	3,124,664
Local currency saving account	13,794	20,583	16,495
Checks to be deposited	30,015	415,481	166,821
Patacones checks to be deposited	—	25,783	—

	10,014,020	16,995,803	6,338,347

b. Investments and Goodwill

	March 31,	June 30,	March 31,
	2004	2003	2003
	Pesos	Pesos	Pesos
Investment
Investment (Schedule C )	7,555,974	5,459,835	30,317,596

	7,555,974	5,459,835	30,317,596

Investment
Investment from related companies (Schedule C)	213,344,977	202,321,555	208,652,989

	213,344,977	202,321,555	208,652,989

Other investments
Other investments (Schedule C)	142,858,179	139,160,243	143,135,657

	142,858,179	139,160,243	143,135,657

Goodwill
Goodwill (Schedule C)	(20,193,637)	(19,347,598)	(18,605,099)

	(20,193,637)	(19,347,598)	(18,605,099)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:    (Continued)

c.	Trade accounts receivable

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Accounts receivable in local currency	5,072,208	5,345,126	3,259,392
Less:
Provision for defaulting debtors (Schedule E)	(384,661)	(479,125)	(635,510)
Accounts receivable in foreign currency (Schedule G)	42,496	2,020,242	9,034,498
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	32,158	13,709	13,269

	4,762,201	6,899,952	11,671,649

d.	Other receivables and prepaid expenses

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Prepaid leases	598,390	1,894,560	63,580
Tax on Minimum Hypothetical Income (Note 2.p.)	—	—	127,560
Guarantee deposits (Schedule G)	4,040,763	682,027	790,419
Secured by mortgage and under legal proceedings (Schedule G)	992,804	531,602	514,250
Prepaid expenses	353,576	864,244	344,868
Surety bonds received	—	—	470,709
Tax prepayments (net of accrual)	6,351,126	201,559	267,180
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,340,252	1,334,692	1,333,318
Shareholders	455,583	455,583	—
Other	409,295	267,392	353,419

	14,541,789	6,231,659	4,265,303

Non-current
Secured by mortgage	—	504,192	501,836
Prepaid leases	—	—	176,447
Tax on Minimum Hypothetical Income	69,503	26,574	24,944
Other	6,426	11,427	—

	75,929	542,193	703,227

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:    (Continued)

  e.    Inventories

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Livestock	17,225,958	13,116,997	15,671,028
Crops	6,272,900	6,301,776	4,545,133
Unharvested crops	8,515,388	1,112,230	6,769,137
Seeds and fodder	285,736	171,486	1,935,787
Materials and others	2,923,297	1,501,686	1,647,443
Advances to suppliers	1,021,393	637,802	1,315,222

	36,244,672	22,841,977	31,883,750

Non-Current
Livestock	44,267,100	37,796,987	38,384,887

	44,267,100	37,796,987	38,384,887

  f.    Trade accounts payable

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Suppliers in local currency	5,315,206	3,759,549	3,561,527
Suppliers in foreign currency (Schedule G)	1,081,407	436,439	9,222,930
Subsidiaries and related companies Law 19,550 Article 33: C
Cactus Argentina S.A.	445,657	203,335	146,314
Accrual for other expenses (Schedule G)	1,514,901	2,816,293	3,043,062
Accrual for cereal expenses	180,409	108,825	203,359
Accrual for Directors’ Fees	7,597	41,806	67,412
Advances to Directors	(5,628)	(37,968)	(36,740)

	8,539,549	7,328,279	16,207,864

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

g.	Loans

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Local financial loans (Note 2.f.)	—	—	3,189,814
Convertible Bonds 2007 Interest payable (Schedule G)	3,829,413	1,425,499	4,519,521

	3,829,413	1,425,499	7,709,335

Non Current
Convertible Bonds 2007 (Schedule G)	123,973,793	139,450,965	148,451,430
Convertible Bonds 2007 expenses	(1,848,310)	(1,499,911)	(1,598,693)

	122,125,483	137,951,054	146,852,737

h.	Salaries and social security payable

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Vacation, statutory annual bonus allowance	653,943	859,519	217,299
Social security administration	9,393	138,564	87,994
Salaries payable	103,269	94,607	285,561
Health care scheme	5,169	1,043	5,051
Other	5,806	2,894	10,098

	777,580	1,096,627	606,003

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

i.	Taxes payable

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Accrual for income tax	2,979,125	6,304,357	4,183,853
Advances to Income tax	(1,968,138)	(4,669,379)	(2,951,103)
Tax on Minimum Hypothetical Income (Note 2.p)	39,802	(124,503)	2,284
Value added tax	—	45,164	(219,336)
Property tax payable	110,364	179,614	161,978
Taxes withheld for income tax	82,371	45,494	87,752
Personal assets tax	—	148,824	—
Sales tax payable	164,793	169,448	37,487
Taxes withheld-Gross sales tax payable	(74,005)	(83,340)	(109,024)
Taxes withheld-Value added tax payable	—	(134,693)	(68,466)
Other	2,689	6,467	7,623

	1,337,001	1,887,453	1,133,048

Non-current
Tax on Minimum Hypothetical Income	—	—	1,993
Deferred tax	26,289,861	22,749,374	24,291,084

	26,289,861	22,749,374	24,293,077

j.	Other debts

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Accrual for Management fees (Note 5)	1,138,846	3,204,773	4,914,864
Loan to FYO minority shareholders	134,196	134,196	134,196

	1,273,042	3,338,969	5,049,060

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:    (Continued)

k. Financial	results

	March 31, 2004 Income (Loss) Pesos	March 31, 2003 Income (Loss) Pesos
Generated by assets:
Exchange differences and discounts	4,556,319	(45,392,085)
Interest income	210,933	814,263
Bad debts (Schedule E)	94,464	—
Reference stabilization index (CER)	(302,116)	489,131
Tax on debts and credits	(756,260)	(657,838)
Holding results	—	(2,640,590)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	8,697,554	4,357,055
Others	13,620	121,733
Inflation adjustment	—	(2,092,148)

	12,514,514	(45,000,479)

	March 31, 2004 Income (Loss) Pesos	March 31, 2003 Income (Loss) Pesos
Generated by liabilities
Holding results	—	1,286,969
Inflation adjustment	—	2,422,512
Reference stabilization index (CER)	—	(473,717)
Interest expense	(2,579)	—
Financial expenses
Convertible Bonds issued interest	(8,071,022)	(4,519,521)
Others	(945,453)	(1,005,565)
Exchange differences and discounts	(3,206,212)	30,240,165

	(12,225,266)	27,950,843

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term ( in pesos)

Based on their estimated collection or payment term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003
4th quarter 2003/2002 financial period	—	—	4,357,055	—	—	11,669,649	—	—	1,520,841
1st quarter 2004/2003 financial period	—	1,422,315	—	—	6,874,952	2,000	—	2,471,562	—
2nd quarter 2004/2003 financial period	—	—	—	—	—	—	—	129,130	127,560
3rd quarter 2004/2003 financial period	—	—	—	—	—	—	—	505,786	501,836
4th quarter 2004/2003 financial period	4,412,090	—	—	4,754,568	—	—	4,795,612	250,925	24,945
1st quarter 2005/2004 financial period	—	—	—	—	—	—	1,642	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	52,067	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	994,496	504,192	501,836
4th quarter 2005/2004 financial period	—	—	—	—	—	—	6,426	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	17,154	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	142,837,462	139,139,526	143,114,940	—	—	—	—	—	—
Overdue	—	—	—	—	25,000	—	—	—	—
With no stated current term	3,143,884	4,037,520	25,960,541	7,633	—	—	8,697,972	2,874,256	2,115,066
With no stated non-current term	20,717	20,717	20,717	—	—	—	52,349	38,001	176,446

Total	150,414,153	144,620,078	173,453,253	4,762,201	6,899,952	11,671,649	14,617,718	6,773,852	4,968,530

b) Assets and liabilities classified according to the interest rate that they accrued ( in pesos)

Interest rate that they accrued	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003
At fixed interest rate	142,837,462	139,139,526	143,114,940	—	—	—	1,005,849	1,322,687	1,299,844
At variable interest rate	3,143,884	4,037,520	25,960,541	—	—	—	2,901,213	277,048	475,331
Non-interest bearing	4,432,807	1,443,032	4,377,772	4,762,201	6,899,952	11,671,649	10,710,656	5,174,117	3,193,355

Total	150,414,153	144,620,078	173,453,253	4,762,201	6,899,952	11,671,649	14,617,718	6,773,852	4,968,530

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term ( in pesos)

Based on their estimated collection or payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003
4th quarter 2003/2002 financial period	—	—	16,155,580	—	—	7,709,335	—	—	596,925	—	—	789,560	—	—	4,914,864
1st quarter 2004/2003 financial period	—	7,281,456	—	—	1,425,499	—	—	1,083,306	9,078	—	1,664,184	329,124	—	3,204,773	—
2nd quarter 2004/2003 financial period	—	—	—	—	—	—	—	13,321	—	—	204,794	—	—	—	—
3rd quarter 2004/2003 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2004/2003 financial period	8,537,580	—	—	3,829,413	—	—	750,213	—	—	1,307,273	2,795	—	1,138,846	—	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	1,993	—	—	—
2nd quarter 2005/2004 financial period	1,969	—	—	—	—	—	27,367	—	—	22,648	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—	—	122,125,483	137,951,054	146,852,737	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	7,080	15,680	14,364	—	—	—
With no stated current term	—	46,823	52,284	—	—	—	—	—	—	—	—	—	134,196	134,196	134,196
With no stated non-current term	—			—	—	—	—	—	—	26,289,861	22,749,374	24,291,084	—

Total	8.539,549	7,328,279	16,207,864	125,954,896	139,376,553	154,562,072	777,580	1,096,627	606,003	27,626,862	24,636,827	25,426,125	1,273,042	3,338,969	5,049,060

b) Assets and liabilities classified according to the interest rate that they accrued ( in pesos)

Interest rate that they accrued	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003
At fixed interest rate	—	—	—	122,125,483	137,951,054	149,721,783	—	—	—	—	—	—	200,038	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	8,539,549	7,328,279	16,207,864	3,829,413	1,425,499	4,840,289	777,580	1,096,627	606,003	27,626,862	24,636,827	25,426,125	1,073,004	3,338,969	5,049,060

Total	8,539,549	7,328,279	16,207,864	125,954,896	139,376,553	154,562,072	777,580	1,096,627	606,003	27,626,862	24,636,827	24,426,125	1,273,042	3,338,969	5,049,060

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6:      EARNINGS PER SHARE

Following is a conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 of the basic financial statements, exercise their right to convert into stock the tittles they bear.

	March 31, 2004	March 31, 2003
Average appraised stock in circulation	132,941,251	120,648,184
Average appraised diluted ordinary stock	320,926,666	219,113,184

	March 31, 2004	March 31, 2003
Earnings for the calculation of basic earnings per share	10,249,604	57,285,672
Exchange differences	3,276,531	19,488,034
Interest	8,071,022	4,519,521
Income tax	(3,971,644)	(8,402,645)
Earnings for the calculation of diluted earnings per share	17,625,513	72,890,582

BASIC Earnings per share	March 31, 2004	March 31, 2003
Earnings	10,249,604	57,285,672
Number of shares	132,941,251	120,648,184
Earnings per share	0.08	0.47

DILUTED Earnings per share	March 31, 2004	March 31, 2003
Earnings	17,625,513	72,890,582
Number of shares	320,926,666	219,113,184
Earnings per share	0.05	0.33

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

Note 7:    SEGMENT INFORMATION

As of March 31, 2004:

Description	Crops	Beed Cattle	Milk	Others	Total
Sales	17,099,209	19,400,403	2,511,919	725,992	39,737,343
Assets	100,352,242	146,818,597	11,161,891	347,410,663	605,743,393
Liabilities	2,656,481	1,564,278	38,381	159,912,789	164,171,929
Fixed asset additions	5,385,676	2,610,290	43,370	556,314	8,595,650
Depreciation of fixed assets	615,954	885,055	158,087	624,653	2,283,749
Amortization of intangible assets	—	—	—	369,637	369,637
Income from related companies	1,399,508	430,637	212,317	1,364,582	3,407,044

As of March 31, 2004:

Description	Crops	Beed Cattle	Milk	Others	Total
Sales	37,905,971	11,414,198	1,657,986	563,042	51,541,197
Assets	78,113,104	141,510,723	9,145,184	355,888,180	584,657,191
Liabilities	11,945,539	665,136	117,187	189,123,262	201,851,124
Fixed asset additions	536,899	1,067,215	95,757	97,730	1,797,601
Depreciation of fixed assets	1,077,451	841,900	114,269	175,443	2,209,063
Amortization of intangible assets	—	—	—	352,592	352,592
Income from related companies	1,820,321	490,996	234,686	64,212,210	66,758,213

Note 8:    SALE OF FARMS

On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A. three properties owned by it located in the district of Santo Domingo, department of La Paz, Province of Catamarca, with a total area of 5997 hectares, for an amount of US$ 430,000, fully paid as of the date of execution of the deed. This sale generated a gain of Ps.583,406 (Pesos Five hundred eighty three thousand four hundred and six).

Cresud Sociedad Anónima Comerical,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Fixed Assets

Corresponding to the periods beginning as from July 1, 2003 and ended on March 31, 2004 comparative with the year ended on June 30, 2003 and with the period ended on March 31, 2003

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Depreciation					Net carrying value at March 31,2004 Pesos	Net carrying value at June 30,2003 Pesos	Net carrying value at March 31,2003 Pesos
					Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current period	Accumulated at the end of period Pesos
								Amount Pesos
Real estate	124,332,894	31,537	2,397,568	121,966,863	—	—	—	—	—	121,966,863	124,332,894	101,683,376
Wire fences	5,487,465	1,260	—	5,488,725	3	1,290,600	—	129,516	1,420,116	4,068,609	4,196,865	4,221,003
Watering troughs	3,677,240	2,592	—	3,679,832	5	852,156	—	134,322	986,478	2,693,354	2,825,084	2,869,825
Alfalfa fields and meadows	3,358,824	336,084	1,581,013	2,113,895	12-25-50	2,368,752	1,393,201	346,059	1,321,610	792,285	990,072	816,856
Buildings and constructions	5,573,995	7,980	—	5,581,975	2	1,881,588	—	72,502	1,954,090	3,627,885	3,692,407	3,936,470
Machinery	9,136,628	50,369	570,400	8,616,597	10	5,547,697	436,898	590,802	5,701,601	2,914,996	3,588,931	4,028,860
Vehicles	1,160,475	241,653	153,287	1,248,841	20	732,760	124,800	156,672	764,632	484,209	427,715	373,689
Tools	192,157	10,785	5,916	197,026	10	120,938	3,932	11,270	128,276	68,750	71,219	78,109
Furniture and equipment	1,099,079	86,938	20,741	1,165,276	10	701,722	4,148	69,638	767,212	398,064	397,357	414,666
Breeding livestock	385,598	—	262,455	123,143	20	385,598	262,455	—	123,143	—	—	439
Corral and leading lanes	624,985	14,933	—	639,918	3	109,968	—	15,603	125,571	514,347	515,017	498,422
Roads	1,364,949	—	—	1,364,949	10	717,322	—	93,694	811,016	553,933	647,627	672,641
Facilities	6,022,694	323,925	—	6,346,619	10-20-33	2,848,525	—	508,886	3,357,411	2,989,208	3,174,169	3,092,249
Computer equipment	1,290,810	73,641	7,371	1,357,080	20	966,549	7,108	107,588	1,067,029	290,051	324,261	231,373
Planes	10,444	—	—	10,444	10	10,444	—	—	10,444	—	—	—
Silo plants	1,166,150	—	—	1,166,150	5	252,571	—	47,197	299,768	866,382	913,579	818,298
Construction in progress	2,331,204	5,706,918	5,778	8,032,344	—	—	—	—	—	8,032,344	2,331,204	3,513,255
Advances to suppliers	82,445	1,928,464	—	2,010,909	—	—	—	—	—	2,010,909	82,445	170,293

Total at March 31, 2004	167,298,036	8,817,079	5,004,529	171,110,586		18,787,190	2,232,542	2,283,749	18,838,397	152,272,189

Total at June 30, 2003	145,825,463	31,208,768	9,736,195	167,298,036		17,593,154	1,887,815	3,081,851	18,787,190		148,510,846

Total at March 31, 2003	145,825,463	1,892,938	1,621,610	146,096,791		17,593,154	1,125,250	2,209,063	18,676,967			127,419,824

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Intangible Assets

Corresponding to the periods beginning as from July 1, 2003 and ended on March 31, 2004 comparative with the year ended on June 30, 2003 and with the period ended on March 31, 2003

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning and end of the period Pesos	Amortization				Net carrying value at March 31, 2004 Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at March 31, 2003 Pesos
		Accumulated at the beginning of period Pesos	Current period		Accumulated at the end of period Pesos
			Rate %	Amount Pesos

Development expenditures	1,410,368	1,057,774	33.33	352,594	1,410,368	—	352,593	470,123
Brands and patents	18,938	1,895		17,043	18,938	—	17,044	18,938

Total at March 31, 2004	1,429,306	1,059,669		369,637	1,429,306	—

Total at June 30, 2003	1,429,306	587,653		472,016	1,059,669		369,637

Total at March 31, 2003	1,429,306	587,653		352,592	940,245			489,061

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Investments

Corresponding to the periods beginning as from July 1, 2003 and ended on March 31, 2004 comparative with the year ended on June 30, 2003 and with the period ended on March 31, 2003

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value at March 31, 2004 Pesos	Value at June 30, 2003 Pesos	Value at March 31, 2003 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in pesos		—	2,888,061	—
Deutsche Dollar Fund		—	—	24,494,713
ABN AMRO in dollars		—	—	295,966
Fondo especial Banco Rio in pesos		—	1,042,426	—
Fondo Plazo fijo Banco Rio in dollars	1,778	4,030	3,940	3,903	2,267098

		4,030	3,934,427	24,794,582

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 -IRSA		4,412,090	1,422,315	4,357,055
Bonos Global 2010	110,000	99,264	102,463	79,200
Bocon Pro 1	157,647	630	630	630
Tax credit certificate		—	—	6,129

		4,511,984	1,525,408	4,443,014

Deposits in local banks		—	—	1,080,000

		—	—	1,080,000

Deposits in foreign banks		3,039,960	—	—

		3,039,960	—	—

Total current investments		7,555,974	5,459,835	30,317,596

Non-current investments

Related companies Law 19,550. Article 33
AGRO-URANGA S.A.					unlisted	Agricultural and livestock	2,500,000	5,096,482	15,561,863
Shares	893,069	5,425,695	4,971,181	5,411,499
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		16,612,710	16,158,196	16,598,514

CACTUS ARGENTINA S.A.					unlisted	Exploitation and administration of agricultural and beef cattle products	1,300,000	641,477	6,397,024
Shares	650,000	1,062,894	742,155	778,026
Contribution on account of future subscriptions of shares		2,135,618	2,135,618	2,135,618

		3,198,512	2,877,773	2,913,644

IRSA Inversiones y Representaciones S.A.
Shares	51,228,120	193,533,755	183,285,586	189,140,831	listed	Real state	238,253,538	45,233,089	900,093,565

		193,533,755	183,285,586	189,140,831

	Subtotal	213,344,977	202,321,555	208,652,989

Other Investments
Convertible Bonds 2007 - 1RSA	49,943,168	142,837,462	139,139,526	143,114,940
Coprolan		20,717	20,717	20,717	Unlisted

	Subtotal	142,858,179	139,160,243	143,135,657

Goodwill
Goodwill		824,595	1,319,353	1,484,273
IRSA negative goodwill		(21,018,232)	(20,666,951)	(20,089,372)

	Subtotal	(20,193,637)	(19,347,598)	(18,605,099)

Total non-current investments		336,009,519	322,134,200	333,183,547

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Allowances and Provisions

Corresponding to the periods beginning as from July 1, 2003 and ended on March 31, 2004 comparative with the year ended on June 30, 2003 and with the period ended on March 31, 2003

(Notes 1, 2, and 3)

Schedule E

Item	Opening balances Pesos	Increases Pesos	Deductions (1) Pesos	Inflation adjustment Pesos	Value at March 31, 2004 Pesos	Value at June 30, 2003 Pesos	Value at March 31, 2003 Pesos
Deducted from asset Defaulting debtors	479,125	—	(94,464)		384,661	479,125	635,510

Total at March 31, 2004	479,125	—	(94,464)	—	384,661

Total at June 30, 2003	802,934	50,000	(286,146)	(87,663)		479,125

Total at March 31, 2003	802,934	—	(79,996)	(87,428)			635,510

(1)	The accounting appropriation is included in Note 4.k.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Cost of sales

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on March 31, 2004 and 2003

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef Cattle		Milk		Others		Total
	March 31, 2004 Pesos	March 31, 2003 Pesos	March 31, 2004 Pesos	March 31, 2003 Pesos	March 31, 2004 Pesos	March 31, 2003 Pesos	March 31, 2004 Pesos	March 31, 2003 Pesos	March 31, 2004 Pesos		March 31, 2003 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	48,619,300	35,445,265	2,294,684	1,467,561	—	—	50,913,984		36,912,826
Crops	6,301,776	25,222,406	—	—	—	—	—	—	6,301,776		25,222,406
Unharvested crops	1,112,230	835,288	—	—	—	—	—	—	1,112,230		835,288
Seeds and fodder	—	—	112,517	291,033	58,969	115,435	—	—	171,486		406,468
Materials	1,222,255	2,749,377	—	30,355	33,362	51,732	246,069	293,378	1,501,686		3,124,842

	8,636,261	28,807,071	48,731,817	35,766,653	2,387,015	1,634,728	246,069	293,378		60,001,162		66,501,830
Holding results	—	—	1,517,835	12,049,596	388,308	580,049	—	—		1,906,143		12,629,645
Commodities market results	(2,132,913)	(1,019,649)	—	—	—	—	—	—		(2,132,913)		(1,019,649)
Transfer of Inventories to expenses	(164,529)	(93,181)	(43,726)	(53,118)	—	—	—	—		(208,255)		(146,299)
Transfer of Inventories to fixed assets	(220,039)	(94,143)	—	—	—	—	(1,390)	(1,194)		(221,429)		(95,337)
Transfer of Unharvested crops to expenses	(5,847,565)	(8,045,390)	(260,344)	(334,274)	(260,405)	(151,687)	(421,992)	(345,260)		(6,790,306)		(8,876,611)
Recovery of Inventories	—	—	181,161	253,456	(184,161)	(253,456)	—	—		—		—
Purchases	15,879,887	14,062,444	10,535,013	2,583,604	827,041	5,725	482,725	444,766		27,724,666		17,096,539
Operating expenses (Schedule H)	7,866,780	11,287,278	10,801,656	5,290,934	1,295,561	1,078,529	876,174	861,293		20,840,171		18,518,034
Less:
Inventories at the end of the period
Beef cattle	—	—	(57,471,806)	(52,289,855)	(4,021,252)	(1,766,060)	—	—	(61,493,058)		(54,055,915)
Crops	(6,272,900)	(4,545,133)	—	—	—	—	—	—	(6,272,900)		(4,545,133)
Unharvested crops	(8,515,388)	(6,769,137)	—	—	—	—	—	—	(8,515,388)		(6,769,137)
Seeds and fodder	—	(1,759,000)	(189,957)	(134,763)	(92,564)	(42,024)	(3,215)	—	(285,736)		(1,935,787)
Materials	(2,664,094)	(1,313,237)	—	—	(41,814)	(34,360)	(217,389)	(299,846)	(2,923,297)	(79,490,379)	(1,647,443)	(68,953,415)

Cost of Sales	6,565,500	30,517,923	13,804,649	3,132,233	297,729	1,051,444	960,982	953,137		21,628,860		35,654,737

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Foreign currency assets and liabilities

Corresponding to the periods beginning as from July 1, 2003 and ended on March 31, 2004

Comparative with the year ended on June 30, 2003 and with the period ended on March 31, 2003

(Notes 1, 2, and 3)

Schedule G

	March 31, 2004				June 30, 2003			March 31, 2003
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks	US$	3,077,579	2.82	8,678,773	US$	5,781,624	15,610,384	US$	1,144,275	3,295,511
Investments:
Mutual funds	US$	1,429	2.82	4,030	US$	1,459	3,940	US$	8,609,230	24,794,582
Interest of Convertible Bonds 2007 -IRSA	US$	1,542,689	2.86	4,412,090	US$	507,970	1,422,315	US$	1,512,866	4,357,055
Deposits in foreign banks	US$	1,078,000	2.82	3,039,960	US$	—	—	US$	—	—
Trade accounts receivable
Accounts receivable	US$	15,070	2.82	42,496	US$	748,238	2,020,242	US$	3,136,978	9,034,498
Other receivables and prepaid expenses:
Secured by mortgages	US$	352,058	2.82	992,804	US$	—	—	US$	—	—
Guarantee deposits	US$	1,432,895	2.82	4,040,763	US$	252,603	682,027	US$	274,451	790,419
Non-Current Asset
Investments:
Convertible Bonds 2007 -IRSA	US$	49,943,168	2.86	142,837,462	US$	49,692,688	139,139,526	US$	49,692,688	143,114,940

Total Asset	US$	57,442,888		164,048,378	US$	56,984,582	158,878,434	US$	64,370,488	185,387,005

Current liabilities
Debs:
Suppliers	US$	378,114	2.86	1,081,407	US$	155,871	436,439	US$	3,094,943	9,222,930
Accrual for other expenses	US$	153,420	2.86	438,782	US$	168,608	472,102	US$	335,515	999,834
Loans:
Interest of Convertible Bonds 2007 -IRSA	US$	1,338,956	2.86	3,829,413	US$	509,107	1,425,499	US$	1,516,618	4,519,521
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	43,347,480	2.86	123,973,793	US$	49,803,916	139,450,965	US$	49,815,916	148,451,430

Total Liabilities	US$	45,217,970		129,323,395	US$	50,637,502	141,785,005	US$	54,762,992	163,193,715

US$:	US dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Information submitted in compliance with Section 64, subsection B of Law N° 19,550

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on March 31, 2004 and 2003

(Notes 1, 2, and 3)

Schedule H

Items	Total March 31, 2004 Pesos	Operating Expenses					Expenses		Total March 31, 2003 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	7,597	—	—	—	—	—	—	7,597	56,435
Fees and payments for services	973,059	341,736	131,072	156,500	5,700	48,464	—	631,323	800,169
Salaries and wages	5,036,976	2,238,367	461,853	1,304,271	217,766	254,477	38,998	2,759,611	2,976,451
Social security contributions	606,395	290,243	119,828	155,000	13,680	1,735	—	316,152	502,076
Taxes, rates and contributions	360,276	311,176	119,024	146,429	19,925	25,798	23,653	25,447	239,225
Gross sales taxes	402,810	—	—	—	—	—	402,810	—	437,755
Office and administrative expenses	267,665	85,016	—	6,006	—	79,010	—	182,649	245,058
Bank commissions and expenses	20,554	20,554	4,566	5,267	241	10,480	—	—	40,730
Depreciation of fixed assets	2,283,749	2,100,447	1,036,213	854,205	171,398	38,631	—	183,302	2,209,063
Vehicle and travelling expenses	380,736	262,513	106,156	132,774	11,210	12,373	4,052	114,171	313,870
Spare parts and repairs	794,945	794,945	384,129	342,872	64,209	3,735	—	—	550,042
Insurance	239,635	28,594	12,484	13,444	953	1,713	—	211,041	269,637
Employees’ maintenance	116,380	99,111	26,127	64,164	3,998	4,822	—	17,269	105,478
Amortization of intangible assets	369,637	369,637	—	—	—	369,637	—	—	352,592
Livestock expenses	8,244,188	7,267,348	—	7,267,348	—	—	976,840	—	3,487,515
Dairy farm expenses	776,075	776,075	—	—	776,075	—	—	—	725,408
Agricultural expenses	6,875,184	5,223,552	5,223,552	—	—	—	1,651,632	—	10,723,504
Silo expenses	233,522	233,522	233,522	—	—	—	—	—	198,347
Coal expenses	10,329	1,747	—	—	—	1,747	8,582	—	33,568
Firewood expenses	497	—	—	—	—	—	497	—	11,717
FyO expenses	39,301	5,722	—	—	—	5,722	33,579	—	60,574
General expenses	385,200	384,838	8,254	353,376	10,406	12,802	—	362	270,210
Contributions and services	35,183	5,028	—	—	—	5,028	—	30,155	31,638

Total at March 31, 2004	28,459,893	20,840,171	7,866,780	10,801,656	1,295,561	876,174	3,140,643	4,479,079	—

Total at March 31, 2003		18,518,034	11,287,278	5,290,934	1,078,529	861,293	3,274,026	2,849,002	24,641,062

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as at March 31, 2004, June 30, 2003 and March 31, 2003

	March 31, 2004 (Notes 1 and 2) Pesos	June 30, 2003 (Notes 1 and 2) Pesos	March 31, 2003 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	9,732,714	16,804,920	6,038,924
Investments (Note 8.b. )	7,555,974	5,459,835	30,317,596
Trade accounts receivable (Note 8.c. )	3,708,165	6,216,651	11,366,780
Other receivables and prepaid expenses (Note 8.d.)	15,260,833	6,132,962	3,960,344
Inventories (Note 8.e.)	36,184,984	22,086,691	31,257,080

Total Current Assets	72,442,670	56,701,059	82,940,724

Non-Current Assets
Other receivables and prepaid expenses (Note 8.d.)	17,154	504,192	678,283
Inventories (Note 8.e.)	40,691,688	34,947,790	35,161,443
Investments (Note 8.b. )	224,316,655	213,361,465	219,805,428
Other investments (Note 8.b. )	142,858,179	139,160,243	143,135,657
Fixed assets, net (Schedule A)	146,413,833	141,882,382	120,757,869

Subtotal Non Current Assets	554,297,509	529,856,072	519,538,680

Goodwill (Note B.b.)	(20,193,637)	(19,347,598)	(18,605,099)

Total Non-Current Assets	534,103,872	510,508,474	500,933,581

Total Assets	606,546,542	567,209,533	583,874,305

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	8,367,425	7,225,215	16,096,487
Loans (Note 8.g.)	3,829,413	1,425,499	7,701,737
Salaries and social security payable (Note 8.h. )	729,828	1,052,445	573,796
Taxes payable (Note 8.i.)	1,276,818	1,769,547	768,603
Other debts (Note 8.j.)	3,563,540	4,108,839	5,607,937

Total Debts	17,767,024	15,581,545	30,748,560

Total Current Liabilities	17,767,024	15,581,545	30,748,560

Non-Current Liabilities
Taxes payable (Note 8.i.)	25,130,190	21,877,809	23,481,521
Loans (Note 8.g.)	122,125,483	137,951,054	146,852,737
Other debts (Note 8.j.)	—	—	239,800

Total Non-Current Liabilities	147,255,673	159,828,863	170,574,058

Total liabilities	165,022,697	175,410,408	201,322,618

SHAREHOLDERS’ EQUITY (as per corresponding statement)	441,523,845	391,799,125	382,551,687

Total Liabilities and Shareholders’ Equity	606,546,542	567,209,533	583,874,305

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on March 31, 2004 and 2003

	March 31, 2004 (Notes 1 and 2) Pesos	March 31, 2003 (Notes 1 and 2) Pesos
Sales
Crops	17,099,029	37,905,971
Beef cattle	18,579,458	10,443,798
Milk	2,511,919	1,657,986
Other	159,736	74,800

Total Sales	38,350,142	50,082,555

Cost of sales (Schedule F)
Crops	(6,565,500)	(30,517,923)
Beef cattle	(13,018,537)	(2,403,484)
Milk	(297,729)	(1,051,444)
Other	(801)	(13,076)

Total cost of sale	(19,882,567)	(33,985,927)

Gross income	18,467,575	16,096,628

Selling expenses (Schedule H)	(2,995,296)	(3,169,876)
Administrative expenses (Schedule H)	(4,359,911)	(2,769,588)
Net gain on sale of farms	1,085,345	—
Gain from inventory holdings (Schedule F)	1,792,625	11,581,104

Operating income	13,990,338	21,738,268

Financial Results (Note 8.k.)
Financial gain (loss) generated by assets	12,538,587	(44,868,110)
Financial (loss) gain generated by liabilities	(12,326,467)	27,917,358
Other expenses:
Gains from others fixed assets sales	301,995	5,734
Donations	(6,200)	(2,199,288)
Others	(5,358)	(206,221)
Gain from related companies	3,338,813	66,729,223
Management fees (Note 5)	(1,138,846)	(4,887,308)

Income before income tax	16,692,862	64,229,656

Income tax expense (Note 6)	(6,443,258)	(6,943,984)

Net income for the period	10,249,604	57,285,672

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on March 31, 2004 and 2003

(Notes 1 and 2)

	Shareholders’ contributions					Legal reserve Pesos	Retained earnings Pesos	Total at March 31, 2004 Pesos	Total at March 31, 2003 Pesos
Items	Common stock (Note 3) Pesos	Treasury stock (Note 3) Pesos	Inflation adjustment of Common stock Pesos	Paid-in capital Pesos	Total Pesos
Balances at the beginning of the period	124,098,095	572,437	166,218,124	89,991,775	380,880,431	5,833,163	5,085,531	391,799,125	322,617,118
Subscription of incentive plan (Note 13)	327,437	(327,437)			—		327,437	327,437	2,088,363
Conversion of bonds in common stock (Note 13)	12,714,510			6,039,194	18,753,704			18,753,704	560,534
Exercise of Warrants	12,313,956			9,580,019	21,893,975			21,893,975	—
Appropriation of profits resolved by Shareholders’ Meeting held on October 31, 2003
Increase in legal reserve						254,277	(254,277)	—	—
Cash dividends							(1,500,000)	(1,500,000)	—
Net income for the period							10,249,604	10,249,604	57,285,672

Balances at March 31, 2004	149,453,998	245,000	166,218,124	105,610,988	421,528,110	6,087,440	13,908,295	441,523,845	—

Balances at March 31, 2003	121,216,205	3,430,697	166,218,124	89,982,901	380,847,927	5,833,163	(4,129,403)		382,551,687

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cash Flow Statement

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on March 31, 2004 and 2003

	March 31, 2004 (Notes 1 and 2) Pesos	March 31, 2003 (Notes 1 and 2) Pesos
Changes in funds
Funds at the beginning of the period	20,739,347	44,184,079
Funds at the end of the period	12,776,704	31,913,506

Net decrease in funds	(7,962,643)	(12,270,573)

Causes of changes in funds
Operations activities
Income for the period	10,249,604	57,285,672
Liabilities interest	8,071,022	5,752,819
Income tax	6,443,258	6,943,984

Adjustments made to reach net cash flow from operations activities
Results from interest in controlled and related companies	(3,338,813)	(66,729,223)
Increase in allowances and reserves	2,094,519	7,938,353
Amortization and depreciation	2,113,909	2,032,436
Results from inventory holdings	(1,792,625)	(11,581,104)
Financial results	(6,925,644)	6,398,152
Result from sale of fixed assets	(1,387,340)	(5,734)

Changes in operating assets and liabilities
Decrease in current investments	5,707,778	—
Decrease in trade accounts receivable	2,508,486	5,404,353
(Increase) decrease in other receivables	(9,544,056)	2,581,989
(Increase) decrease in inventories	(18,270,995)	9,966,611
Decrease in social securities, charges & taxes payable and advances to customers	(4,023,378)	(10,165,454)
(Decrease) increase in trade accounts payable	186,537	578,937
Dividends collected	1,146,595	774,157
Decrease in other liabilities	(1,684,145)	(3,449,860)

Net funds (applied to) provided by operations activities	(8,445,288)	13,726,088

Investment activities
Increase in permanent investments	(1,199,672)	(177,030,885)
Increase in interest in related companies	(8,037,546)	(15,939,018)
Acquisition and upgrading of fixed assets	(8,554,699)	(1,770,865)
Collection of receivables related to the sale of fixed assets	1,008,000	2,525,813
Sale of fixed assets	3,518,108	493,525

Net funds applied to investment activities	(13,265,809)	(191,721,430)

Financing activities
Exercise of Warrants	21,893,975	—
Dividends paid	(1,500,000)	—
Exercise of rights offering on treasury stock	327,437	2,088,363
Increase in financial loans	—	170,051,574
Decrease in financial loans	(5,667,108)	(4,690,456)
Issuance expenses of Convertible Bonds	(1,305,850)	(1,724,712)

Net funds provided by financing activities	13,748,454	165,724,769

Net decrease in funds	(7,962,643)	(12,270,573)

Items not involving changes in funds
Transfer of inventory to fixed assets	221,429	95,337
Repayment of financial loans through issue of stock by exercise of conversion right	18,753,704	560,534

Complementary information
Interest paid	5,667,108	4,647,660
Income tax expense paid	727,313	7,869,318

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on

March 31, 2004 and 2003

NOTE 1:	STANDARDS ACCOUNTING

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, as approved, with certain amendments, by the Professional Council of Economic Sciences of the City of Buenos Aires and the Argentine Securities Commission.

b.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the Professional Council of Economic Sciences of the City of Buenos Aires, which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the Argentine Federation of Professional Councils in Economic Sciences, as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal periods ended as from that date should be stated in nominal currency. Therefore, in accordance with Resolution No. 441 issued by the Argentine Securities and Exchange Commission on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the Professional Council of Economic Sciences of the City of Buenos Aires, by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of March 31, 2004, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above, the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001.

The coefficients prepared based on the domestic wholesale price index have been applied for purposes of the abovementioned restatement.

Amounts corresponding to the year ended on June 30, 2003 are exposed only for comparative effect in the Balance Sheet, Notes and Schedules.

Amounts corresponding to the period ended on March 31, 2003 have been restated at February 28, 2003 for purposes of presentation on a comparative basis.

In the income statement for this fiscal period, the result from exposure to changes in the purchasing power of the currency and the financial results are both included in “Financial Results”.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 1:	(Continued)

Financial statements corresponding to the nine month economic periods ended prior to March 31, 2004 and 2003 have not been audited yet. The management believes they include all necessary settlements to reasonably show the results of each period. Results for the nine month economic periods ended prior to March 31, 2004 and 2003 do not necessarily reflect the proportion of the company’s result for such complete years.

c.	New Accounting Standards

The Professional Council of Economic Sciences of the City of Buenos Aires enacted the following technical resolutions: N° 16: “Conceptual regime for professional accounting regulations”; N° 17: “Professional accounting regulations: development of matters of general application”, N° 18: “Professional accounting regulations: development of some matters of particular application” and N° 19 “ Modifications to technical resolutions N° 4, 5, 6, 8, 9, 11 and 14” and 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for fiscal years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The Argentine Securities and Exchange Commission, through Resolution N° 434/03 has adopted such technical resolutions with some exceptions and modifications, which will be in force for fiscal years initiated as from January 1, 2003.

Additionally, the Professional Council of Economic Sciences of the City of Buenos Aires, enacted Technical Resolution N° 21 “Proportional value- merge of financial statements- information to provide on related parties” through Resolution M.D. N° 5/2003. Furthermore, The Argentine Securities and Exchange Commission has adopted such Technical Resolution, through Resolution Na 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, however the Company has not used the option for its anticipated application.

The main modifications included by the above mentioned technical resolutions, which would imply significant adjustments on the company’s accounting statements. The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments and the valuation of receivables and payables with no stated rate at their current value.

In addition, there are certain transitional rules that allow, and sometimes require, to apply prospectively the valuation and disclosure criteria introduced by the new accounting regulations, thus affecting comparability of the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 1:	(Continued)

The following table contains changes in comparative Financial Statements:

Description	Effect on results at March 31, 2003 Income (Loss) Pesos
Application of Deferred Tax (vs. Current Tax method)	(2.851,855)

Market value of premiums for forward transactions	(10,746)

Registration in Long Term Investments of Adjustment of Results of Previous Fiscal Periods in related companies	16,162,501

Total	13,299,900

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal period, except as stated in note 1.c., which explains the changes in rules and adjustments of results of previous fiscal periods.

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies and assets’ recoverable value. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at March 31, 2004 and 2003

d.	Temporary investments

Mutual funds and notes and convertible bonds are carried at market value as of period-end. Fund allocations overseas were valued at their purchasing value converted to pesos using the Banco Nación official exchange rate prevailing at the closing of the period plus accrued interest. Temporary investments do not exceed their recoverable value estimated at fiscal period-end.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

g.	Futures and Options

Futures and options relate to cereal commitments deliverable at a previously agreed price (see Note 4) and are carried at market value at fiscal period-end.

h.	Other receivables and payables

Miscellaneous receivables and payables have been valued at agreed values plus interest accrued at fiscal period-end.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

3.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 5 of the Argentine Federation of Professional Councils in Economic Sciences.

Holdings at March 31, 2004 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futures y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y
Representaciones Sociedad Anonima	21.50

Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. at March 31, 2004, June 30, 2003 and March 31, 2003 are presented as complementary information.

At March 31, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments.

Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years.

2.	Other Investments

- Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the amount existing at period-end in dollars, at the sellers’ exchange rate plus interest accrued as of the closing date of these financial statements.

- Other investments

The remaining investments correspond to non-listed securities, which were valued at their restated cost, see Note 1.b.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

- Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, restated into period-end currency by applying the coefficients mentioned in Note. 1.b.

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Result from interest in subsidiaries and related companies in the statement of income.

l.	Fixed assets

- Purchase value:

Valued at cost restated into period-end currency applying the coefficients mentioned in Note 1 b., based on the corresponding dates of origin.

- Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

- The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the period.

m.	Shareholders’ equity

Initial balances and changes during the period have been restated into period-end currency following the criteria set forth in Note 1.b.

n.	Results for the period

The results for the period are disclosed in the paid cost.

The statement of income shows the financial results generated by assets and liabilities. Note 8.k. includes a breakdown of this information.

Financial results were segregated into results generated by assets and those generated by liabilities in the notes to the unaudited financial statements.

o.	Income Tax

The Company has recognized the income tax liability on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

p.	Tax on minimum hypothetical income

The Company determines the tax on minimum hypothetical income applying the prevailing rate of 1% on computable assets at fiscal period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period will be the higher of these two taxes. However, if the tax on minimum hypothetical income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

q.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2001	119,669,749	119,669,749	119,669,749
Preferred offering
Fiscal year ended June 30, 2002	2,353	2,353	2,353
Incentive Plan
Fiscal year 02	480,000	480,000	480,000
Incentive Plan
Fiscal year 03	3,559,853	3,559,853	3,559,853
Conversion of bonds in common stock (Note 14)-Fiscal year 2003	386,140	386,140	386,140
Incentive Plan - Fiscal year 04-1st, 2nd and 3rd quarter	327,437	327,437	327,437
Conversion of bonds in common stock (Note 14)-Fiscal year 2004-1st, 2nd and 3rd quarter	12,714,510	12,714,510	12,714,510
Exercise of Warrants (Note14)-Fiscal year 2004-1st, 2nd and 3rd quarter	12,313,956	12,313,956	12,313,956

Common and treasury stock at March 31, 2004	149,453,998	149,453,998	149,453,998

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 3:	(Continued)

At March 31, 2004 the common and treasury stock consisted of 149,453,998 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, which were available in the market.

NOTE 4:	FUTURES

At March 31, 2004 the Company had arranged futures and options on the futures market as follows:

OPTIONS – C.B.O.T. – PURCHASE CALL – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	27,200	102.88	127,928

OPTIONS – C.B.O.T. – SELL PUT – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	6,120	332.33	(26,735)
Corn	31,750	118.10	(149,992)

OPTIONS – C.B.O.T.-PURCHASE PUT – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	5,000	233.32	17,799

OPTIONS – SELL PUT – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	1,500	227.33	(9,150)

FUTURES – C.B.O.T. – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Soybean-purchase	14,552	274.85	399,617
Soybean-sell	12,240	340.07	(4,162,457)

FUTURES – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Corn-purchase	6,100	89.72	547,292
Soybean-sell	2,700	250.02	(675,054)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 4:	(Continued)

At March 31, 2003 the Company had arranged futures and options on the forward market as follows:

OPTIONS – C.B.O.T. – SELL CALL – CAMPAIGN 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	16,320	220.46	(75,457)

FUTURES – CAMPAIGN 2002/2003

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Corn-purchase	2,000	78.16	156,320
Soybean-sell	3,800	149.17	566,846
Wheat-sell	500	117.04	58,520

OPTIONS – PURCHASE CALL – CAMPAIGN 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	3,500	92.00	9,695

(1)	Strike price without deducting expenses.
(2)	Premiums paid (collected).

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Article Nº 271 of Law Nº 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements at March 31, 2004 include an accrual and charge for an amount of Ps. 1,138,846 for this concept.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the development and composition of deferred tax Assets and Liabilities.

- Deferred assets:

	Cumulative tax loss carryforwards	Provisions	other	TOTAL
Initial Balance	2,257,115	(6,335)	250,802	2,501,582
Charge to results	108,446	(9,658)	(256,226)	(157,438)
Closing Balance	2,365,561	(15,993)	(5,424)	2,344,144

- Deferred liabilities:

	Fixed Assets	Inventories	Investments	Accrual	TOTAL
Initial Balance	(13,019,043)	(10,355,850)	(2,706)	(1,001,793)	(24,379,392)
Charge to results	(669,851)	(1,252,730)	2,258	(1,174,619)	(3,094,942)
Closing Balance	(13,688,894)	(11,608,580)	(448)	(2,176,412)	(27,474,334)

Net liabilities at period-end as per the information included in the preceding tables amount to Ps. 25,130,190.

Below is a conciliation between the Income Tax charged to Income and that which would result from applying the prevailing tax rate on the Income for accounting purposes:

Description	March 31, 2004	March 31, 2003
Income before income tax	16,692,862	64,229,656
Tax rate	35%	35%

Net results at tax rates:	5,842,502	22,480,380
Permanent differences at tax rate:
Restatement into constant currency	904,270	7,174,158
Penalties	1,687	700
Donations	(204,109)	(102,183)
Amortization FYO Goodwill	82,887	81,733
Result from purchase and sale of stock	1,085,871	—
Loss from related companies	(1,168,585)	(23,355,228)
Miscellaneous permanent differences	(101,265)	664,424

	6,443,258	6,943,984

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 6:    (Continued)

During this period the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 2,365,561 and may be offset against taxable income of future fiscal periods, as follows:

Origination year	Amount	Expiration Year
2003	2,323,540	2008
2004	33,521	2009

NOTE 7:    TRANSACTIONS WITH SUBSIDIARIES LAW 19550 ARTICLE 33

As of March 31, 2004 and 2003 the results with Subsidiaries Law 19,550 and related companies are as follows:

	March 31, 2004	March 31, 2003
Inversiones Ganaderas S.A.
Miscellaneous income	2,715	31,187
Financial interest	(103,651)	(76,814)
Miscellaneous expenses	(654)	(125,910)

Futuros y Opciones.Com S.A.
Administrative fees	28,800	29,065
Selling expenses	(19,918)	(8,803)

Cactus Argentina S.A.
Administrative Services	141,200	84,677
Financial interest	14,015	33,422
Miscellaneous income	171,819	23,604
Livestock expenses	(5,151,655)	(1,004,728)

Inversiones y Representaciones S.A.
Financial interest	—	201,800
Fees from sharing services	212,823	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:    Details of balance sheet and income statement accounts

a. Cash and banks

	March 31, 2004	June 30, 2003	March 31, 2003
	Pesos	Pesos	Pesos
Cash	75,826	26,191	89,612
Foreign currency (Schedule G)	50,196	3,239,854	170,847
Patacones currency	37	—	430
Lecop currency	—	—	235
Local currency checking account	938,329	534,711	2,417,977
Patacones currency checking account	22	171,891	28,862
Lecop currency checking account	—	62,532	38,380
Foreign currency checking account (Schedule G)	8,628,564	12,370,530	3,124,664
Local currency saving account	13,794	6,181	6,254
Checks to be deposited	25,946	367,247	161,663
Patacones checks to be deposited	—	25,783	—

	9,732,714	16,804,920	6,038,924

b. Investments and Goodwill

	March 31, 2004	June 30, 2003	March 31, 2003
	Pesos	Pesos	Pesos
Investment
Investment (Schedule C)	7,555,974	5,459,835	30,317,596

	7,555,974	5,459,835	30,317,596

Investment
Investment from related companies (Schedule C)	224,316,655	213,361,465	219,805,428

	224,316,655	213,361,465	219,805,428

Other Investments
Other Investments (Schedule C)	142,858,179	139,160,243	143,135,657

	142,858,179	139,160,243	143,135,657

Goodwill
Goodwill (Schedule C)	(20,193,637)	(19,347,598)	(18,605,099)

	(20,193,637)	(19,347,598)	(18,605,099)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

c.    Trade accounts receivable

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Accounts receivable in local currency	3,982,317	4,627,834	2,930,736
Less:
Provision for defaulting debtors (Schedule E)	(359,661)	(454,125)	(610,510)

	3,622,656	4,173,709	2,320,226
Accounts receivable in foreign currency (Schedule G)	42,300	2,011,421	9,019,855
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	17,839	17,812	13,430
Cactus Argentina S.A.	25,370	13,709	13,269

	3,708,165	6,216,651	11,366,780

d.    Other receivables and prepaid expenses

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Prepaid leases	598,390	1,894,560	63,580
Guarantee deposits (Schedule G)	4,040,763	682,027	790,419
Secured by mortgage and under legal proceedings (Schedule G)	992,804	531,602	514,250
Prepaid expenses	353,576	864,244	344,868
Surety bonds received	—	—	470,709
Tax prepayments (net of provisions)	6,215,683	91,391	112,550
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,340,252	1,334,692	1,333,318
Futuros y Opciones.Com S.A.	877,395	23,603	23,603
Shareholders	455,583	455,583	—
Other	386,387	255,260	307,047

	15,260,833	6,132,962	3,960,344

Non-current
Secured by mortgage	—	504,192	501,836
Prepaid leases	—	—	176,447
Tax on Minimum Hypothetical Income	17,154	—	—

	17,154	504,192	678,283

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

e.    Inventories

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Livestock	17,224,122	12,444,817	15,143,132
Crops	6,272,900	6,301,776	4,545,133
Unharvested crops	8,515,388	1,112,230	6,769,137
Seeds and fodder	282,521	165,355	1,935,787
Materials and others	2,868,660	1,424,711	1,550,975
Advances to suppliers	1,021,393	637,802	1,312,916

	36,184,984	22,086,691	31,257,080

Non-Current
Livestock	40,691,688	34,947,790	35,161,443

	40,691,688	34,947,790	35,161,443

f.    Trade accounts payables

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Suppliers in local currency	5,207,890	3,733,066	3,553,862
Suppliers in foreign currency (Schedule G)	1,060,960	436,439	9,222,930
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	445,657	156,512	94,030
Futuros y Opciones.Com S.A. (Schedule G)	845	—	—
Accrual for other expenses (Schedule G)	1,469,695	2,786,535	3,002,523
Accrual for Directors’ Fees	7,597	41,806	56,523
Advances to Directors	(5,628)	(37,968)	(36,740)
Accrual for cereal expenses	180,409	108,825	203,359

	8,367,425	7,225,215	16,096,487

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

g.    Loans

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos

Current
Local financial loans (Note 2.f.)	—	—	3,182,216
Convertible Bonds 2007 Interest payable (Schedule G)	3,829,413	1,425,499	4,519,521

	3,829,413	1,425,499	7,701,737

Non-Current
Convertible Bonds 2007 (Schedule G)	123,973,793	139,450,965	148,451,430
Convertible Bonds 2007 expenses	(1,848,310)	(1,499,911)	(1,598,693)

	122,125,483	137,951,054	146,852,737

h.    Salaries and social security payable

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos

Current
Vacation, statutory annual bonus allowance	626,576	846,198	217,299
Social security administration	116	123,385	79,111
Salaries payable	94,048	80,180	275,179
Health care scheme	5,169	780	1,440
Other	3,919	1,902	767

	729,828	1,052,445	573,796

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:    (Continued)

i. Taxes payable

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Accrual for income tax	2,979,125	6,099,825	3,854,729
Advances to Income tax	(1,968,138)	(4,669,379)	(2,951,103)
Tax on Minimum Hypothetical Income (Note 2.p.)	17,154	—	—
Value Added Tax	—	45,164	(219,336)
Property tax payable	103,284	170,389	153,219
Taxes withheld for income tax	71,639	43,289	80,434
Gross sales taxes	146,566	149,468	29,730
Taxes withheld-Gross sales taxes	(74,005)	(83,340)	(110,604)
Taxes withheld-Value Added Tax	—	(134,693)	(68,466)
Others	1,193	148,824	—

	1,276,818	1,769,547	768,603

Non-Current
Deferred tax	25,130,190	21,877,809	23,481,521

	25,130,190	21,877,809	23,481,521

j. Other debts

	March 31, 2004 Pesos	June 30, 2003 Pesos	March 31, 2003 Pesos
Current
Accrual for Management fees (Note 5)	1,138,846	3,204,773	4,914,864
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	2,424,694	721,043	455,592
Futuros y Opciones.Com S.A.	—	183,023	237,481

	3,563,540	4,108,839	5,607,937

Non-current
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganadaras S.A.	—	—	239,800

	—	—	239,800

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:    (Continued)

k. Financial reuslts

	March 31, 2004 Income (loss) Pesos	March 31, 2003 Income (loss) Pesos
Generated by assets:
Exchange differences and discounts	4,550,455	(45,303,402)
Interest Income	209,032	715,542
Bad debts (Schedule E)	94,464	—
Reference stabilization index (CER)	(302,116)	489,131
Tax on debts and credits	(724,422)	(650,624)
Holding results	—	(2,640,590)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	8,697,554	4,357,055
Others	13,620	121,733
Inflation adjustment	—	(1,956,955)

	12,538,587	(44,868,110)

	March 31, 2004 Income (loss) Pesos	March 31, 2003 Income (loss) Pesos
Generated by liabilities:
Holding Results	—	1,286,969
Inflation adjustment	—	2,379,126
Reference stabilization index (CER)	—	(473,717)
Financial expenses
Convertible Bonds issued interest	(8,071,022)	(4,519,521)
Others	(1,049,142)	(995,411)
Exchange differences and discounts	(3,206,303)	30,239,912

	(12,326,467)	27,917,358

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection on payment term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003
4th quarter 2003/2002 financial period	—	—	4,357,055	—	—	11,366,780	—	—	1,474,470
1st quarter 2004/2003 financial period	—	1,422,315	—	—	6,216,651	—	—	2,123,058	—
2nd quarter 2004/2003 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2004/2003 financial period	—	—	—	—	—	—	—	504,192	501,836
4th quarter 2004/2003 financial period	4,412,090	—	—	3,708,165	—	—	4,780,726	—	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	992,804	504,192	501,836
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	17,154	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	142,837,462	139,139,526	143,114,940	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	3,143,884	4,037,520	25,960,541	—	—	—	9,487,303	3,505,712	1,984,038
With no stated non-current term	20,717	20,717	20,717	—	—	—	—	—	176,447

Total	150,414,153	144,620,078	173,453,253	3,708,165	6,216,651	11,366,780	15,277,987	6,637,154	4,638,627

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003
At fixed interest rate	142,837,462	139,139,526	143,114,940	—	—	—	992,804	1,304,932	1,299,846
At variable interest rate	3,143,884	4,037,520	25,960,541	—	—	—	2,901,213	277,048	475,331
Non-interest bearing	4,432,807	1,443,032	4,377,772	3,708,165	6,216,651	11,366,780	11,383,970	5,055,174	2,863,450

Total	150,414,153	144,620,078	173,453,253	3,708,165	6,216,651	11,366,780	15,277,987	6,637,154	4,638,627

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003
4th quarter 2003/2002 financial period	—	—	16,096,487	—	—	7,701,737	—	—	573,796	—	—	768,603	—	—	4,914,864
1st quarter 2004/2003 financial period	—	7,221,377	—	—	1,425,499	—	—	1,052,445	—	—	1,769,547	—	—	3,204,773	—
2nd quarter 2004/2003 financial period	—	3,838	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2004/2003 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2004/2003 financial period	8,365,456	—	—	3,829,413	—	—	729,828	—	—	1,276,818	—	—	1,407,896	—	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	1,969	—	—	—	—	—	—	—	—	—	—	—	2,155,644	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—	—	122,125,483	137,951,054	146,852,737	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—	—	—	—	—	904,066	693,073
With no stated non-current term	—	—	—	—	—	—	—	—	—	25,130,190	21,877,809	23,481,521	—	—	239,800

Total	8,367,425	7,225,215	16,096,487	125,954,896	139,376,553	154,554,474	729,828	1,052,445	573,796	26,407,008	23,647,356	24,250,124	3,563,540	4,108,839	5,847,737

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003	March 31, 2004	June 30, 2003	March 31, 2003
At fixed interest rate	—	—	—	122,125,483	137,951,054	149,721,783	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	8,367,425	7,225,215	16,096,487	3,829,413	1,425,499	4,832,691	729,828	1,052,445	573,796	26,407,008	23,647,356	24,250,124	3,563,540	4,108,839	5,847,737

Total	8,367,425	7,225,215	16,096,487	125,954,896	139,376,553	154,554,474	729,828	1,052,445	573,796	26,407,008	23,647,356	24,250,124	3,563,540	4,108,839	5,847,737

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 10:    RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:    SALE OF FARMS

On November 26, 2003 a title deed was signed for the farm “El 41 y El 42”, of 6478 hectares, located in the Department of Tapenagá, Province of Chaco. The price for the sale of the farm was of US$ 971,912 (US Dollars nine hundred and seventy one thousand, nine hundred and twelve). This sale generated a gain of Ps. 1,085,345 (Pesos one million eighty five thousand and three hundred and forty five).

NOTE 12:    PURCHASE OF PROPERTIES

On November 11, 2003 a commercial loan with Feria Jovita S.R.L. was canceled as the company received a 9-hectare farm located in Department Lavalle, Province of Mendoza, with a value amounting Ps. 25.600.

NOTE 13:    STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”), covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 13:     (Continued)

During the previous fiscal year, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the present fiscal period, an aggregate of 327,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

After the closing of the fiscal year, an aggregate of 2,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

After the exercise of the preference offer before mentioned, the remaining balance is 243,000 shares.

NOTE 14:     ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution N° 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 14:    (Continued)

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the previous fiscal year, 196,084 Convertible Bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,036 increase in the Company’s net shareholders’ equity.

During the present fiscal period, 6,456,436 Convertible Bonds were converted into 12,714,510 ordinary shares, which resulted in a Ps. 18,753,704 increase in the Company’s net shareholders’ equity. During the same period, 6,253,034 Warrants were exercised, resulting in the issuance of 12,313,956 ordinary shares for Ps. 21,893,975.

After the closing of the fiscal year, 214,111 Convertible Bonds were converted into 412,642 ordinary shares, which resulted in a Ps. 610,629 increase in the Company’s net shareholders’ equity.

NOTE 15:    PURCHASE OF CONVERTIBLE BONDS

During November and December 2002 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 stocks (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 stocks (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 stocks (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 stocks of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

During July and November 2003, 250,500 convertible bonds issued by IRSA Inversiones y Representaciones Sociedad Anónima were purchased. As a result of such transactions at March 31, 2004, the company owned 49,943,168 convertible bonds.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Fixed Assets

Corresponding to the periods beginning as from July 1, 2003 and ended on March 31, 2004 comparative with the year ended on June 30, 2003 and with the period ended on March 31, 2003

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos						Net carrying value at March 31, 2004 Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at March 31, 2003 Pesos
					Depreciation
					Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current period Amount Pesos	Accumulated at the end of period Pesos
Real estate	119,775,001	31,537	1,789,353	118,017,185	—	—		—	—	118,017,185	119,775,002	97,125,484
Wire fences	4,410,079	1,260		4,411,339	3	943,523		94,542	1,038,065	3,373,274	3,466,556	3,479,036
Watering troughs	3,103,575			3,103,575	5	735,540		118,803	854,343	2,249,232	2,368,035	2,407,636
Alfalfa fields and meadows	2,875,715	336,084	1,581,013	1,630,786	12-25-50	2,085,096	1,393,201	305,201	997,096	633,690	790,619	603,784
Buildings and constructions	5,329,283	7,980		5,337,263	2	1,975,341		64,707	2,040,048	3,297.215	3,353,942	3,595,407
Machinery	8,971,683	50,369	552,338	8,469,714	10	5,463,054	426,253	579,194	5,615,995	2,853,719	3,508,629	3,949,189
Vehicles	1,084,985	241,653	104,423	1,222,215	20	663,631	95,482	156,448	724,597	497,618	421,354	364,809
Tools	192,159	10,785	5,916	197,028	10	120,936	3,932	11,270	128,274	68,754	71,223	72,277
“Furniture and equipment	1,050,606	84,375	20,741	1,114,240	10	681,878	4,148	65,776	743,506	370,734	368,728	384,803
Breeding livestock	251,843		251,843	—	20	251,843	251,843		—	—	—	439
Corral and leading lanes	580,737	14,933		595,670	3	93,353		13,520	106,873	488,797	487,384	470,094
Roads	1,267,137			1,267,137	10	661,729		86,356	748,085	519,052	605,407	627,975
Facilities	5,979,400	296,759		6,276,159	10-20-33	2,859,924		492,994	3,352,918	2,923,241	3,119,476	3,033,014
Computer equipment	1,096,046	65,011	5,702	1,155,355	20	854,119	5,702	77,901	926,318	229,037	241,927	145,661
Planes	10,444			10,444	10	10,444			10,444	—	—	—
Silo plants	1,166,215			1,166,215	5	252,572		47,197	299,769	866,446	913,643	818,362
Constructions in progress	2,308,012	5,706,918		8,014,930	—	—			—	8,014,930	2,308,012	3,509,606
Advances to suppliers	82,445	1,928,464		2,010,909	—	—			—	2,010,909	82,445	170,293

Total at March 31, 2004	159,535,365	8,776,128	4,311,329	164,000,164		17,652,983	2,180,561	2,113,909	17,586,331	146,413,833

Total at June 30, 2003	138,095,370	31,158,834	9,718,839	159,535,365		16,687,124	1,879,028	2,844,887	17,652,983		141,882,382

Total at March 31, 2003	138,099,018	1,866,202	1,604,254	138,360,966		16,687,124	1,116,463	2,032,436	17,603,097			120,757,869

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Investments

Corresponding to the periods beginning as from July 1, 2003 and ended on March 31, 2004 comparative with the year ended on June 30, 2003 and with the period ended on March 31, 2003

(Notes 1 and 2)

Schedule C

Type and characteristics of the securities		Amount	Value at March 31, 2004 Pesos	Value at June 30, 2003 Pesos	Value at March 31, 2003 Pesos	Market value	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital Pesos	Income (loss) for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in pesos			—	2,888,061	—
Deutsche Dollar Fund			—	—	24,494,713
ABN AMRO in dollars			—	—	295,966
Fondo especial Banco Rio in pesos			—	1,042,426	—
Fondo plazo fijo Banco Rio in dollars		1,778	4,030	3,940	3,903	2.267098

			4,030	3,934,427	24,794,582

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 -IRSA			4,412,090	1,422,315	4,357,055
Bonos Global 2010		110,000	99,264	102,463	79,200	0.902400
Bocon Pro 1		157,647	630	630	630	0.003996
Tax credit certificates			—	—	6,129

			4,511,984	1,525,408	4,443,014

Deposits in local banks			—	—	1,080,000

			—	—	1,080,000

Deposits in foreign banks			3,039,960	—	—

			3,039,960	—	—

Total current investments			7,555,974	5,459,835	30,317,596

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.						unlisted	Agricultural and livestock	2,500,000	5,096,482	15,561,863
Shares		893,069	5,425,695	4,971,181	5,411,499
Contribution on account of future subscriptions of shares	Nominative		7,865	7,865	7,865
Higher value of property			11,179,150	11,179,150	11,179,150

			16,612,710	16,158,196	16,598,514

INVERSIONES GANADERAS S.A.						unlisted	Raising and grazing cattle	5,326,589	302,982	10,860,647
Shares		5,326,588	10,131,038	9,828,057	9,829,356
Contribution on account of future subscriptions of shares	Nominative		729,585	729,585	729,585

			10,860,623	10,557,642	10,558,941

CACTUS ARGENTINA S. A.						unlisted	Exploitation and administration of agricultural and beef cattle products	1,300,000	641,477	6,397,024
Shares		650,000	1,062,894	742,155	778,026
Contribution on account of future subscriptions of shares			2,135,618	2,135,618	2,135,618

			3,198,512	2,877,773	2,913,644

FUTUROS Y OPCIONES.COM S.A.						unlisted	Gives information about markets and services of economic and financial consulting through internet	12,000	(530,304)	158,651
Shares		8,400	(2,615,738)	(2,244,525)	(2,133,295)
Contribution on account of future subscriptions of shares			2,726,793	2,726,793	2,726,793

			111,055	482,268	593,498

IRSA Inversions y Reprasentaciones S.A.
Shares		51,228,120	193,533,755	183,285,586	189,140,831	listed	Real state	238,253,538	45,233,089	900,093,565

			193,533,755	183,285,586	189,140,831

		Subtotal	224,316,655	213,361,465	219,805,428

Other Investments
Convertible Bonds 2007 -IRSA		49,943,168	142,837,462	139,139,526	143,114,940
Coprolán	Nominative		20,717	20,717	20,717	unlisted

		Subtotal	142,858,179	139,160,243	143,135,657

Goodwill
Goodwill			824,595	1,319,353	1,484,273
IRSA negative goodwill			(21,018,232)	(20,666,951)	(20,089,372)

		Subtotal	(20,193,637)	(19,347,598)	(18,605,099)

Total non-current investments			346,981,197	333,174,110	344,335,986

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Provisions

Corresponding to the periods beginning as from July 1, 2003 and ended on March 31, 2004 comparative with the year ended on June 30, 2003 and with the period ended on March 31, 2003

(Notes 1 and 2)

Schedule E

Item	Opening balances Pesos	Increases Pesos	Deductions (1) Pesos	Inflation adjustment Pesos	Value at March 31, 2004 Pesos	Value at June 30, 2003 Pesos	Value at March 31, 2003 Pesos
Deducted from assets Defaulting debtors	454,125	—	(94,464)	—	359,661	454,125	610,510

Total at March 31, 2004	454,125	—	(94,464)	—	359,661

Total at June 30, 2003	774,854	50,000	(286,146)	(84,583)		454,125

Total at March 31, 2003	774,854	—	(79,996)	(84,348)			610,510

(1)	The accounting appropriation is included in Note 8.k.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cost of sales

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on March 31, 2004 and 2003

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	March 31, 2004 Pesos	March 31, 2003 Pesos	March 31, 2004 Pesos	March 31, 2003 Pesos	March 31, 2004 Pesos	March 31, 2003 Pesos	March 31, 2004 Pesos	March 31, 2003 Pesos	March 31 , 2004 Pesos		March 31 , 2003 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	45,097,923	32,889,218	2,294,684	1,467,561	—	—	47,392,607		34,356,779
Crops	6,301,776	25,222,406	—	—	—	—	—	—	6,301,776		25,222,406
Unharvested crops	1,112,230	835,288	—	—	—	—	—	—	1,112,230		835,288
Seeds and fodder	—	—	106,386	287,423	58,969	115,435	—	—	165,355		402,858
Materials	1,222,255	2,749,377	—	—	33,362	51,732	169,094	170,588	1,424,711		2,971,697

	8,636,261	28,807,071	45,204,309	33,176,641	2,387,015	1,634,728	169,094	170,588		56,396,679		63,789,028
Holding results	—	—	1,404,317	1 1,001,055	388,308	580,049	—	—		1,792,625		11,581,104
Commodities market results	(2,132,913)	(1,019,649)		—		—	—	—		(2,132,913)		(1,019,649)
Transfer of Inventories to expenses	(164,529)	(93,181)		—		—	—	—		(164,529)		(93,181)
Transfer of Inventories to fixed assets	(220,039)	(94,143)		—		—	(1,390)	(1,194)		(221,429)		(95,337)
Transfer of Unharvested crops to expenses	(5,847,565)	(8,045,390)	(260,344)	(334,275)	(260,405)	(151,687)	(421,992)	(345,260)		(6,790,306)		(8,876,612)
Recovery of Inventories	—	—	184,161	253,456	(184,161)	(253,456)	—	—		—		—
Purchases	15,879,887	14,062,444	10,418,901	2,135,036	827,041	5,725	417,755	392,320		27,543.584		16,595,525
Operating expenses (Schedule H)	7,866,780	11,287,278	10,151,708	4,844,849	1,295,561	1,078,529	86	—		19,314,135		17,210,656
Less:
Inventories at the end of the period
Beef cattle	—	—	(53,894,558)	(48,538,515)	(4,021,252)	(1,766,060)	—	—	(57,915,810)		(50,304,575)
Crops	(6,272,900)	(4,545,133)	—	—		—	—	—	(6,272,900)		(4,545,133)
Unharvested crops	(8,515,388)	(6,769,137)	—	—		—	—	—	(8,515,388)		(6,769,137)
Seeds and fodder		(1,759,000)	(189,957)	(134,763)	(92,564)	(42,024)	—	—	(282,521)		(1,935,787)
Materials	(2,664,094)	(1,313,237)	—	—	(41,814)	(34,360)	(162,752)	(203,378)	(2,868,660)	(75,855,279)	(1,550,975)	(65,105,607)

Cost of Sales	6,565,500	30,517,923	13,018,537	2,403,484	297,729	1,051,444	801	13,076		19,882,567		33,985,927

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Foreign currency assets and liabilities

Corresponding to the periods beginning as from July 1, 2003 and ended on March 31, 2004 comparative with the year ended on June 30, 2003 and with the period ended on March 31, 2003

(Notes 1 and 2)

Schedule G

	March 31, 2004				June 30, 2003			March 31, 2003
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks	US$	3,077,574	2.82	8,678,760	US$	5,781,624	15,610,384	US$	1,144,275	3,295,511
Investments:
Mutual funds	US$	1,429	2.82	4,030	US$	1,459	3,940	US$	8,609,230	24,794,582
Convertible Bonds 2007 - IRSA	US$	1,542,689	2.86	4,412,090	US$	507,970	1,422,315	US$	1,512,866	4,357,055
Interest of Convertible Bonds 2007 - IRSA	US$	1,078,000	2.82	3,039,960	US$	—	—	US$	—	—
Trade accounts receivable
Accounts receivable	US$	15,000	2.82	42,300	US$	744,971	2,011,421	US$	3,131,894	9,019,855
Other receivables and prepaid expenses:
Secured by mortgages	US$	352,058	2.82	992,804	US$	—	—	US$	—	—
Guarantee deposits	US$	1,432,895	2.82	4,040,763	US$	252,603	682,027	US$	274,451	790,419
Investments:
Convertible Bonds 2007 - IRSA	US$	49,943,168	2.86	142,837,462	US$	49,692,688	139,139,526	US$	49,692,688	143,114,940

Total Asset	US$	57,442,813		164,048,169	US$	56,981,315	158,869,613	US$	64,365,404	185,372,362

Current liabilities
Trade accounts payable:
Suppliers	US$	370,965	2.86	1,060,960	US$	155,871	436,439	US$	3,094,943	9,222,930
Accrual for other expenses	US$	153,420	2.86	438,782	US$	168,608	472,102	US$	335,515	999,834
Loans:
Intereses ON Convertibles 2007	US$	1,338,956	2.86	3,829,413	US$	509,107	1,425,499	US$	1,516,618	4,519,521
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	43,347,480	2.86	123,973,793	US$	49,803,916	139,450,965	US$	49,815,916	148,451,430

Total Liabilities	US$	45,210,821		129,302,948	US$	50,637,502	141,785,005	US$	54,762,992	163,193,715

US$: US dollars

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Information submitted in compliance with Section 64, subsection B of Law N° 19,550

Corresponding to the periods beginning as from July 1, 2003 and 2002 and ended on March 31, 2004 and 2003

(Notes 1 and 2)

Schedule H

Items	Total March 31, 2004 Pesos	Operating Expenses					Expenses		Total March 31, 2003 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	7,597	—	—	—	—	—	—	7,597	56,435
Fees and payments for services	897,575	293,272	131,072	156,500	5,700	—	—	604,303	768,918
Salaries and wages	4,444,595	1,738,556	461,853	1,058,937	217,766	—	—	2,706,039	2,667,081
Social security contributions	581,453	268,025	119,828	134,517	13,680	—	—	313,428	474,437
Taxes, rates and contributions	307,221	280,694	119,024	141,659	19,925	86	1,080	25,447	222,197
Gross sales taxes	393,920	—	—	—	—	—	393,920	—	422,336
Office and administrative expenses	178,088	—	—	—	—	—	—	178,088	206,905
Bank commissions and expenses	8,997	8,997	4,566	4,190	241	—	—	—	11,891
Depreciation of fixed assets	2,113,909	1,930,607	1,036,213	722,996	171,398	—	—	183,302	2,032,436
Vehicle and travelling expenses	346,631	233,022	106,156	115,656	11,210	—	—	113,609	275,133
Spare parts and repairs	766,610	766,610	384,129	318,272	64,209	—	—	—	510,632
Insurance	237,658	26,829	12,484	13,392	953	—	—	210,829	266,977
Employees’ maintenance	111,558	94,289	26,127	64,164	3,998	—	—	17,269	105,478
Livestock expenses	8,003,114	7,072,307	—	7,072,307	—	—	930,807	—	3,239,544
Dairy farm expenses	776,075	776,075	—	—	776,075	—	—	—	725,408
Agricultural expenses	6,893,041	5,223,552	5,223,552	—	—	—	1,669,489	—	10,723,504
Silo expenses	233,522	233,522	233,522	—	—	—	—	—	198,347
General expenses	367,778	367,778	8,254	349,118	10,406	—	—	—	242,461

Total at March 31, 2004	26,669,342	19,314,135	7,866,780	10,151,708	1,295,561	86	2,995,296	4,359,911	—

Total at March 31, 2003		17,210,656	11,287,278	4,844,849	1,078,529	—	3,169,876	2,769,588	23,150,120

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

for the period ended March 31, 2004

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Unaudited Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a. Other Receivables without a due date at March 31, 2004.

	Other Receivables Pesos	Intercompany Article 33 Law 19,550
		FYO	CACTUS
		Other Receivables Pesos	Other Receivables Pesos
Current	7,269,656	877,395	1,340,252

b. Accounts Receivable and other receivables to fall due at March 31, 2004

	Trade Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos
06.30.04 03.31.05 06.30.06	3,664,956 — —	17,839 — —	25,370 — —	4,780,726 992,804 17,154	— — —

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a. There are no past due debts at March 31, 2004.

b. Debts without a due date at March 31, 2004 amount to Ps. 25,130,190 correspond to

Deferred Tax.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

c. Debts to fall due at March 31, 2004

	Accounts Payable Pesos	Intercompany Article 33 Law 19,550		Loans Pesos	Salaries and Social Security Charges Pesos	Tax Payable Pesos	Other Debts Pesos	Intercompany Article 33 Law 19,550
		CACTUS	FYO					IGSA
		Accounts Payable						Other Debts Pesos
		Pesos	Pesos
06.30.04 12.31.04 12.31.07	7,918,954 1,969 —	445,657 — —	845 — —	3,829,413 — 122,125,483	729,828 — —	1,276,818 — —	1,138,846 — —	269,050 2,155,644 —

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS	FYO
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos
In pesos In US Dollars	3,622,656 42,300	17,839 —	25,370 —	8,026,773 5,033,567	1,340,252 —	877,395 —

b. All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS	FYO
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos
Outstanding balances accruing interests	—	—	—	3,894,017	—	—
Outstanding Balances not accruing interests	3,664,956	17,839	25,370	9,166,323	1,340,252	877,395

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable Pesos	Intercompany Article 33 Law 19,5550		Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Debts Pesos	Intercompany Article 33 Law 19,550
		CACTUS	FYO					IGSA
		Accounts Payable						Other Debts Pesos
		Pesos	Pesos
In pesos	6,421,181	445,657	845	(1,848,310)	729,828	26,407,008	1,138,846	2,424,694
In US Dollars	1,499,742	—	—	127,803,206	—	—	—	—

b. All debts outstanding are not subject to adjustment provisions.

c.

	Accounts Payable Pesos	Intercompany Article 33 Law 19,550		Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Debts Pesos	Intercompany Article 33 Law 19,550
		CACTUS	FYO					IGSA
		Accounts Payable						Other Debts Pesos
		Pesos	Pesos
Outstanding debts accruing Interests	—	—	—	122,125,483	—	—	—	—
Outstanding debts not accruing interests	7,920,923	445,657	845	3,829,413	729,828	26,407,008	1,138,846	2,424,694

7.	INTEREST IN OTHER COMPANIES (Article 33 LAW 19,550)

Interests in other companies’ capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in Note 2 to the consolidated financial statements and intercompany balances as of March 31, 2004 are described in points 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At March 31, 2004 there were advance payments to directors for Ps. 5,628, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market (“Mercado de Hacienda de Liniers”).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (“La Nación Newspaper”) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (“Revista Agromercado”).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Article 31 of Law 19,550.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the year less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery and silos	Fire	1,050,000	7,017,380
Vehicles	Theft, fire and civil and third parties liability	3,871,010	497,618
Furniture, office and electronic equipment	Theft, fire and technical insurance	3,000,000	599,771

16.	PROVISIONS

There are no provisions in excess of 2% of the shareholders’ equity.

17.	CONTINGENCIES

At March 31, 2004 there are no contingent situations that have not been accounted for.

18.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

20.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Unaudited Financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS

Net income for the nine-month period ended on March 31, 2004, showed a net gain of Ps. 10.2 million (US$ 3.6 million) as compared to a Ps. 57.3 million (US$ 19.2 million) gain recorded during the same period of the previous fiscal year.

The decrease in net income is a consequence of lower gains from our interest in IRSA Inversiones y Representaciones S.A. and lower results derived from the holding of cattle stock, which had benefited from increases in cattle prices during the same period of the previous fiscal year.

Consolidated net sales for the period amounted to Ps. 39.7 million (US$ 13.9 million), 22.9% lower than those recorded during the same period last year, mainly due to the lower volume of crop sales. It should be noted that in 2003 a large portion of the stock of crops at the beginning of the year belonged to the production of the 2002 campaign.

Gross profit during the nine-month period ended on March 31, 2004 amounted to Ps. 18.1 million (US$ 6.3 million), 14.0% higher that for the same period of the previous year. The increase was mainly due to a higher gross profit from the crop sales, followed by milk sales, offset by a lower profit from the livestock segment.

Operating income for the nine-month period amounted to Ps. 14.0 million (US$ 4.9 million), as compared to Ps. 22.4 million (US$ 7.5 million) recorded in the same period last year. This decrease was mainly due to the lower results derived from the holding of cattle stock, which accounted for a Ps. 12.6 million (US$ 4.2 million) profit in the previous period as compared to Ps. 1.9 million (US$ 0.7 million) recorded during this period.

Results from related companies generated a gain of Ps. 3.4 million (US$ 1.2 million), mainly due to our 21.5% stake in IRSA Inversiones y Representaciones S.A., as compared to Ps. 66.8 million (US$ 22.4 million) recorded during the previous period.

Eduardo Sergio Elsztain

        Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Summary of operations

Macroeconomic environment

Commodity prices continued to show an excellent performance in the first quarter of 2004. In Rosario, corn quotes ranged from Ps. 227 (US$ 79.4) to Ps. 265 (US$ 92.7) per ton, strongly influenced by the 18-year record lows in international stocks. In turn, short soybean harvests in the United States, Brazil and Argentina regarding the expectations resulted in high volatility and good prices for this crop, which traded from Ps. 633 (US$ 221.3) to Ps. 718 (US$ 251.0) per ton in Rosario. The high fluctuation in soybean production estimations was motivated, inter alia, by the development of marginal areas throughout the world, which are more sensitive to weather conditions. There is still little certainty about projected yields, leading to uneven results. However, demand for this oil crop from China, its main importer, remains firm.

In the livestock market, the creation of the BRIC group (Brazil, Russia, India and China) raises good expectations of exports to those countries (in particular the last three). Increase in their per capita income, coupled with the predictable substitution of consumption for beef leads to the belief that a strong increase in demand might follow. Besides, after the conflict in the United States and Canada regarding the new cases of bovine spongiform encephalopathy (BSE, mad cow disease) new markets could be opened up to Argentine producers, although so far the most favored producers have been Australia and New Zealand.

In turn, at domestic level the entry of Cargill in the livestock business through its acquisition of 50% of Finexcor, one of the largest Argentine meat packers, shows the interest displayed by the most important industry players worldwide. Argentina seems to have recovered from the last outbreak of the foot-and-mouth disease occurred in the Northern region of Salta last September, generating good trade prospects in the short term (in particular with Chile and the United States). On the other hand, the spread of agriculture into livestock regions leads to a reduction in cattle production, and as consumer levels have remained steady, the price of steers in the first quarter of 2004 was pushed up by approximately 12%.

During the first quarter of 2004, President Kirchner consolidated his first year in office thanks to good economic performance and high popularity levels. Although an energy crisis is foreseeable in the short term, the international context continues to have a positive effect on Argentina. The strong growth in US and worldwide economy, interest rates at historical lows and the excellent price of commodities have led to a 9.5% interannual growth in GDP during the first quarter of 2004, completing eight quarters of economic recovery.

Eduardo Sergio Elsztain

        Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Crops

The crop business generated a gross profit of Ps. 10.5 million (US$ 3.7 million), as compared to a Ps. 7.4 million (US$ 2.5 million) profit recorded in the same period of the previous fiscal year.

Crop sales for the period amounted to Ps. 17.1 million (US$ 6.0 million), as compared to Ps. 37.9 million (US$ 12.7 million) in the same period of the previous year. This decrease was due to the lower volume of crop sales during the current year, which totaled 38,938 tons as compared to 88,499 tons in the previous campaign. It should be noted that most crop stock sold during last year corresponded to the production of the 2002 campaign.

Gross margin from the sale of crops for the current campaign was 61.6% of sales, as compared to 19.5% recorded last year. This improvement was due to an increase in cereal prices during this year and the income from leases of own lands to third parties, which amounted to Ps. 2.1 million (US$ 0.7 million), and which raise profit margins as they do not require any expenditures.

As of this date, we concluded the sunflower harvest, with a sowed area of 1,839 hectares and a yield of 1.6 tons per hectare, as compared to 1.2 tons per hectare during the previous campaign.

The remaining crops are in a very good condition. As of May we had harvested 30% of the soybean campaign and 59% of the corn campaign with highly favorable yields. Total sowed area is 9,523 hectares for soybean and 5,297 hectares for corn.

Our crop stock as of March 31, 2004 totaled 17,522 tons, 10,482 of which correspond to corn, 4,417 to wheat and 2,460 to sunflower.

                              Source: Bloomberg - Chicago Market

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

                          Source: Bloomberg - Chicago Market

Beef Cattle

Livestock sales increased 70.0% from Ps. 11.4 million (US$ 3.8 million) as of March 31, 2003, to Ps. 19.4 million (US$ 6.8 million) as of March 31, 2004, mainly due to a higher volume of sales. During the nine-month period 10,461 tons were sold at an average price of Ps. 1.85 (US$ 0.65) per kilogram, while during the same period of fiscal year 2003 sales had totaled 6,124 tons at an average price of Ps. 1.86 (US$ 0.62) per kilogram.

Gross profit from the beef cattle segment amounted to Ps. 5.6 million (US$ 2.0 million), as compared to Ps. 8.3 million (US$ 2.8 million) recorded in the same period last year. The decrease in profit margins was due to the fact that most cattle was finished in our Feed Lot, where costs are higher, though generating an increase in production due to higher cattle rotation and shorter fattening periods.

As of March 31, 2004, the Company’s cattle stock amounted to 95,578 heads with 126,105 hectares designated for this activity.

Livestock prices during this quarter continued having a favorable impact on the value of our stock, resulting in an income of Ps. 1.9 million (US$ 0.7 million) for the period.

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Production prospects in the industry are positive at both international and domestic levels. During this quarter beef production in the domestic market remained stable despite certain changes caused mainly by the rise and drop of prices and also due to the development of agriculture in historically livestock areas. On the other hand, the worldwide scenario is also favorable. As export restrictions on Argentina after the last outbreak of foot-and-mouth disease have almost ended, large markets, such as the American, are expected to reopen soon. In this scenario, Argentina would have significant advantages given the price gap currently existing in that market. This circumstance, apart from the fact that Argentina is a BSE-free country, translates into a potential improvement in its international positioning, with good expectations of rises in livestock products.

Milk

Gross profit from milk sales continues showing excellent results. In the nine-month period ended on March 31, 2004, it increased 265% to Ps. 2.2 million (US$ 0.8 million) as compared to Ps. 0.6 million (US$ 0.2 million) for the same period of the previous year. This increase was mainly due to the increase in production and a rise in prices, which increased from an average of Ps. 0.363 (US$ 0.122) per liter in the nine-month period ended on March 31, 2003 to Ps. 0.476 (US$ 0.166) during the current year. In addition, operating costs were favored by the result from the purchase of heifers, which is discounted therefrom.

Sales for the period were 5.3 million liters as compared to 4.6 million liters during the previous year.

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Currently the Company’s only dairy farm is located at “La Juanita”, where the feeding system is mainly based on pastures. As this feeding system generates lower costs, it provides higher milk margins than crop feeding systems.

The milk business in Argentina went through severe fluctuations during the course of time, from the euphoria of 1997 and 1998 to the 2001 crisis. At present, with attractive prices, this segment is highly profitable for the Company.

Clearing and development of marginal land

We believe that the potential for this sector lies in the development of marginal land areas, as has been the case in various countries around the world. Due to the current technology, we can obtain similar yields and a higher profitability compared to central areas.

Following this strategy, during this quarter we completed the clearing of 4,000 hectares in our “Los Pozos” farm in the Province of Salta intended for cattle production, which were sown with Gatton Panic.

During the quarter we also completed the sowing of an experimental agriculture plot of 1,000 hectares in that farm, of which 300 hectares were sown with soybean, 350 with corn and 350 with sorghum. We intend to use the proceeds of corn and sorghum crops for the fattening of young bulls in that plot. If this test turns out to be successful, it could be used to meet the demand for cattle feed in the Argentine northeastern region. Our “Los Pozos” property has 260,000 hectares, 14,000 of which are being used for cattle production with returns above those recorded by the rest of our farms and the industry average; therefore, we continue to invest in that farm to increase production.

Additionally, during this quarter we completed the clearing of 1,185 hectares in our “AgroRiego San Luis” farm, located in the province of San Luis, for irrigation agriculture of which 363 hectares have been sown.

Feed Lot

During the quarter, our 170-hectare Feed Lot located in the province of San Luis, in which the Company holds a 50% equity interest through Cactus Argentina S.A., continued to show a very good performance.

The homogeneity of feed lot final products has provided a high quality product for purchasers, turning marketing easier and allowing us to obtain higher sale prices. Furthermore, the constant increase in agricultural activity over traditional livestock areas has resulted in an increasing number of producers using feed lot services for cattle fattening.

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

During the last three months, occupancy of our feed lot decreased slightly due to seasonal factors, since certain droughts in the feed lot’s surrounding areas have caused producers to anticipate the delivery of heads for fattening during the months of December and Junuary.

During the nine-month period ended on March 31, 2004, Cactus Argentina S.A. recorded a net income of Ps. 17.6 million (US$ 6.2 million), a 44% increase compared to the same period last year.

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Principal indicators for the nine-month period ended

March 31, 2004 and 2003

	9 months as of March 31, 2004	9 months as of March 31, 2003%
Sales Volume
Wheat (tons)	12,476	13,110	-5%
Corn (tons)	15,136	45,017	-66%
Sunflower (tons)	681	3,791	-82%
Soybean (tons)	10,610	26,541	-60%
Others (tons)	34	40	-16%

Total crops (tons)	38,938	88,499	-56%

Beef Cattle (tons)	10,461	6,124	71%
Milk (Thousand of liters)	5,280	4,562	16%

Production
Wheat (Tons)	16,707	9,397	78%
Corn (Tons)	7,988	14,053	-43%
Sunflower (Tons)	3,009	2,904	4%
Soybean (Tons)	993	4,911	-80%
Beef Cattle (Tons)	8,449	7,477	13%
Milk (Thousand of liters)	5,280	4,562	16%

Area under Development (hectares)
Crops Owned Farms	12,312	10,010	23%
Leased Farms	9,755	13,628	-28%
Beef-cattle Owned Farms	126,105	135,257	-7%
Diary Farm Owned Farms	820	820	0%

Land Reserve (hectares)	266,916	272,030	-2%

Area under Irrigation (hectares)	2,841	2,814	1%

Storage Facilities (tons)	18,360	21,860	-16%

Head of Beef Cattle	98,977	88,229	12%
Dairy Stock (head of cattle)	3,399	2,400	42%
Milk Cows (head of cattle)	1,229	1,297	-5%

Internet

Fyo.com, the Internet site in which the Company holds a 70% equity interest, continues to strengthen its position as leading agriculture website through the expansion of its commercial services to the farming community. During the period, Fyo launched the direct sale of inputs and crop brokerage, which have become its main source of revenues.

Eduardo Sergio Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Furthermore, during the last quarter an agreement with the consignee Malabe was signed for real time sale of cattle.

At present, Futuros y Opciones.com S.A. has a database of 35,000 users and more than 5,000 farmers authorized to carry out deals. Our strategy is focused on providing commercial services for farmers, capitalizing on Cresud’s expertise and operating capacity in the business, using FyO as the link with clients.

During the nine-month period ended on March 31, 2004, Futuros y Opciones.com S.A. recorded a gain of Ps. 0.6 million (US$ 0.2 million), a 71% increase compared to the same period last year. Net income for the nine-month period showed a loss of Ps. 0.5 million (US$ 0.2 million).

Result recorded by IRSA Inversiones y Representaciones S.A. (NYSE: IRS – BCBA: IRSA)

IRSA’s result showed a Ps. 45.2 million (US$ 15.8 million) gain as compared to a Ps. 265.9 million (US$ 89.2 million) gain in the same period of the previous year.

This result was mainly due to the effect of financial results. While in the first nine months of fiscal year 2003 financial results amounted to Ps. 278.6 million (US$ 93.5 million), for the same period of fiscal year 2004 they amounted to only Ps. 50.0 million (US$ 17.5 million). The decrease was mainly originated in exchange differences, as the significant 22% appreciation of the peso against the Dollar during the nine-month period of 2003 resulted in positive net exchange differences of Ps. 192.9 million (US$ 64.7 million), while the 2% depreciation of the peso occurred in the same period of 2004 generated negative net exchange differences of Ps. 0.3 million (US$ 0.1 million).

Although IRSA’s results amounted to Ps. 45.2 million (US$ 15.8 million), we only recognized a Ps. 1.9 million (US$ 0.7 million) profit in our results. Taking into account that as of March 31, 2004 our stake in the company was 21.50%, we should have recorded approximately a Ps. 12.2 million (US$ 4.3 million) profit, including the effect of goodwill amortization. This difference was due to the conversion of convertible bonds and the exercise of warrants in IRSA, which increased IRSA’s capital stock by 26,240,734 shares and diluted our holdings, which decreased from 24.16% to 21.50%, generating an accounting loss of Ps. 10.3 million (US$ 3.6 million).

In addition to our equity interest in IRSA, CRESUD owns convertible bonds convertible into shares issued by IRSA for US$ 49.9 million, and warrants for an equivalent amount. If all the holders (including us) exercised the warrants and conversion rights, CRESUD would become holder of 40.5% of IRSA’s stock, in which case the above mentioned dilution would be reversed.

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Currently, our equity interest in IRSA is accounted through the proportional equity value method. Therefore, the dilution effect does not only affect our participation in results, but also affects Cresud’s investment in IRSA.

IRSA’s operating results grew significantly, from Ps. 18.1 million (US$ 6.1 million) in the previous year to Ps. 33.1 million (US$ 11.6 million) during the first nine months of fiscal year 2004.

IRSA is Argentina’s leading real estate company with a totally diversified portfolio of properties. IRSA participates in the following business segments:

•	Office rental with more than 84,000 m2 for lease.

•	Operation of Shopping Centers through its 53.7% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 7 shopping centers with 145,207 m2 of gross leasable area.

•	Sale of residential properties.

•	Holding and operation of luxury hotels through its equity interest in 3 five star hotels.

Furthermore, IRSA owns land reserves for future developments valued at Ps. 318.5 million (US$ 111.3 million).

IRSA’s total assets amount to Ps. 2,095.4 million (US$ 732.7 million) and its net worth totals Ps. 900.1 million (US$ 314.7 million).

Other relevant highlights

Reduction of debt due to the conversion of notes and exercise of warrants

At present, our debt under convertible bonds was reduced by US$ 6,866,631 as a consequence of the exercise of conversion rights.

In addition, on March 31, 2004 warrant holders exercised 768,112 options, resulting in an inflow of US$ 0.9 million in the Company.

In this way, considering all conversions and exercise of warrants, the number of outstanding Convertible Notes has reached US$ 43,133,369 while the number of outstanding warrants amounts to 43,746,966. 25,836,248 shares were issued, increasing the Company’s total number of outstanding shares to 150,120,640.

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

It should be noted that since the Company holds Convertible Bonds issued by IRSA for a total 49.9 million, which bear interest at the same rate as those issued by us, as from the next payment of interest, on May 14, 2004, funds to be collected from our holding in IRSA will exceed those required to cover payment of our Convertible Bonds.

Convertible Bonds issued	US$ 50,000,000
Warrants issued (units)	50,000,000
Issue date	November 2002
Maturity date	November 2007
Governing law	New York
Coupon (payable half-yearly)	8%
Conversion price (per share of Ps. 1.00 par value)	US$ 0.5078
Conversion ratio (shares of Ps. 1.00 par value for each Convertible Bond of US$ 1.00 par value)	1.9693 shares
Warrant exercise price (per share of Ps. 1.00 par value)	US$ 0.6093
Outstanding Convertible Bonds (as of March 31, 2004)	US$ 43,347,480
Outstanding Warrants (units) (as of March 31, 2004)	43,746,966
Outstanding shares upon issuance	124,284,392 (Ps. 1.00 par value)
Outstanding shares plus treasury stock (as of March 31, 2004)	149,698,998 (Ps. 1.00 par value)
Outstanding shares – Fully Diluted plus treasury stock (1)	321,212,283 (Ps. 1.00 par value)
Convertible Bond yield form issue date (2)	148.23%
Warrant yield from issue date (2)	128.24%
Total yield from issue date (2)	276.47%

(1)	“Fully Diluted” refers to the hypothetical situation in which all holders of Convertible Bonds exercise their right to convert them into common shares of the Company
(2)	Yield in dollars. Supposes the conversion of Convertible Bonds and/or exercise of warrants, whether the case, and the sale of shares purchased at a price of Ps. 3.60 per share of Ps. 1.00 par value corresponding to the price period-end of the Buenos Aires Stock Exchange on March 31, 2004. The official rate used for this operation was Ps. 2,856 per US$.

Appointment of new CFO

In April 2004, Gabriel Blasi was appointed Chief Financial Officer (CFO) of the Company. The new executive has wide professional experience in financial areas, having managed agricultural and livestock, financial and retail companies.

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Prospects for the coming quarter

The outlook for the coming quarter is very promising; since the price of commodities keeps stable, we expect an increase in profit margins. Additionally, the outlook for our soybean and corn harvests, in progress, are also very positive. We expect to complete them during the next period.

We are evaluating several investment projects, which we hope will be carried out during the current year.

Eduardo Sergio Elsgtain Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Comparative Shareholders ’Equity Structure

	At March 31, 2004 Pesos	At March 31, 2003 Pesos	At March 31, 2002 Pesos	At March 31, 2001 Pesos	At March 31, 2000 Pesos
Current Assets	73,118,656	84,476,645	74,731,418	164,562,876	125,441,953

Non Current Assets	532,624,737	500,180,546	331,209,895	264,749,635	271,887,609

Total Assets	605,743,393	584,657,191	405,941,313	429,312,511	397,329,562

Current Liabilities	15,756,585	30,705,310	56,246,667	38,475,369	12,739,995

Non Current Liabilities	148,415,344	171,145,814	12,457,922	531,997	—

Total Liabilities	164,171,929	201,851,124	68,704,589	39,007,366	12,739,995

Minority Interest	47,619	254,380	278,238	74,584	6

Shareholders Equity	441,523,845	382,551,687	336,958,486	390,230,561	384,589,561

	605,743,393	584,657,191	405,941,313	429,312,511	397,329,562

Comparative Income Structure

	At March 31, 2004 Pesos	At March 31, 2003 Pesos	At March 31, 2002 Pesos	At March 31, 2001 Pesos	At March 31, 2000 Pesos

Operating income (loss)	14,063,655	22,393,077	(836.255)	7,090,547	(7,138,021)

Financial and holding results	289,248	(17,049,636)	(46.792,459)	1,119,558	6,618,756

Other income and expenses and results from related companies	3,711,569	64,360,938	(428,106)	(518.233)	(273,415)

Management fees	(1,138,846)	(4,887,308)	—	(501,082)	—

Operating net income (loss)	16,925,626	64,817.071	(48,056.820)	7,190,790	(792,680)

Income tax	(6,835,113)	(7,707,775)	(1,386,034)	(2,922,265)	(189,836)

Minority interest	159,091	176,376	255,489	241,210	—

Net income (loss)	10,249,604	57,285,672	(49,187,365)	4,509,735	(982,516)

Production volume

	3Q March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	3Q March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	3Q March 31, 2002	Accumulated July 1, 2001 to March 31, 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31 , 2001	3Q March 31, 2000	Accumulated July 1, 1999 to March 31, 2000
Beef Cattle (in Kgs)	3,366,027	8,449,184	2,313,874	7,396,699	4,276,399	9,523,084	2,902,618	10,105,624	2,957,099	10,511,848

Butyraceous (in Kgs )	49,984	185,179	44,113	157,801	36,763	189,825	52,825	185,891	76,007	312,848

Crops (in quintals)*	185,386	325,436	274,577	349,321	321,151	532.285	245,270	429,180	376,072	616,922

*	One quintals equals one hundred kilograms

Eduardo Sergio Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Sales volume

	3Q March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	3Q March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	3Q March 31, 2002	Accumulated July 1, 2001 to March 31, 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31, 2001	3Q March 31, 2000	Accumulated July 1, 1999 to March 31, 2000
Beef Cattle (in Kgs. )	4,044,719	10,460,922	2,084,327	6,124,110	3,429,495	12,961,021	3,695,465	12,214,597	6,239,553	14,143,145

Butyraceous (in Kgs. )	49,984	185,179	44,113	157,801	36,763	189,825	52,825	185,891	76,007	312,848

Crops (in quintals)*	154,306	389,377	173,570	884,990	330,730	837,519	212,989	1,215,758	102,897	804,953

*	One quintals equals one hundred kilograms

Local Market

	3Q March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	3Q March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	3Q March 31, 2002	Accumulated July 1, 2001 to March 31, 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31 2001	3Q March 31, 2000	Accumulated July 1, 1999 to March 31, 2000
Beef Cattle (in Kgs. )	4,044,719	10,460,922	2,084,327	6,124,110	3,429,495	12,961,021	3,695,465	12,214,597	6,239,553	14,143,145

Butyraceous (in Kgs.)	49,984	185,179	44,113	157,801	36,763	189,825	52,825	185,891	76,007	312,848

Crops (in quintals)*	154,306	389,377	173,570	884,990	330,730	837,519	212,989	1,215,758	102,897	793,157

*	One quintals equals one hundred kilograms

Exports

	3Q March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	3Q March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	3Q March 31, 2002	Accumulated July 1, 2001 to March 31, 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31 2001	3Q March 31, 2000	Accumulated July 1, 1999 to March 31, 2000
Beef Cattle (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Butyraceous (in Kgs. )	—	—	—	—	—	—	—	—	—	—

Crops (in quintals)*	—	—	—	—	—	—	—	—	—	11,796

*	One quintals equals one hundred kilograms

Ratios

	At March 31, 2004 Pesos	At March 31, 2003 Pesos	At March 31, 2002 Pesos	At March 31, 2001 Pesos	At March 31, 2000 Pesos
Liquidity	4,641	2,751	1,329	4,277	9,846
Solvency	2,689	1,895	4,904	10,004	30,188
Fixed of capital	0,879	0,856	0,816	0,617	0,684
Return an Equity	0,039	0,199	(0,124)	0,019	(0,002)

Eduardo Sergio Elsztain
Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2004 and 2003, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2004 and 2003 and the complementary notes 1 to 16 and schedules A, C, E, F, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Certain comparative information included in the basic and consolidated financial statements and in the complementary notes and exhibits in the attached financial statements derives from the financial statements of the Company at March 31, 2003, on which we issued our report on limited review dated May 9, 2003, containing an observation related to the deviation from professional accounting standards as a result of the lack of adoption of the new regulations issued by the National Securities Commission at that date. This situation has been resolved by the Company at the date of issue of these financial statements, and the corresponding adjustments have been recognized.

Report of Independent Auditors (Continued)

4.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2003 and 2002, on which we issued our unqualified report dated September 8, 2003, we report that:

a) The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2004 and 2003 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b) The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2003.

5.	In accordance with current regulations, we report that:

a) the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b) the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c) we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

Report of Independent Auditors (Continued)

d) At March 31, 2004 no debt is accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records

Autonomus City of Buenos Aires, May 11, 2004

PRICE WATERHOUSE & CO

(Partner)
C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U.
Dr. Carlos Martin Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A. Buenos Aires
T175 - F65

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: May 19, 2004